

DUCKWALL-ALCO STORES, INC.
2005 ANNUAL REPORT
AND FORM 10K


ALCO
DUCKWALL'S
HOMETOWN VARIETY STORE


MT
ND
MN
WI
ID
SD
WY
IA
NE
IL
IN
OH
UT
CO
KS
MO
AZ
NM
OK
AR
TX

Founded in 1901, Duckwall-ALCO Stores, Inc. is a regional retailer that operates mostly in rural communities across 21 central states. Since 1988, the Company's business strategy has focused on under-served markets, which have no direct competition from other full-line discount retailers. Both divisions offer convenient, friendly, "down home" service to their customers.

The ALCO division, a full-line discounter, accounts for 92% of the company's business. As of January 30, 2005, there were 186 ALCO stores, which average 20,600 square feet of selling space.

Developed as a variety store concept, the Duckwall division is centered in rural communities with populations of 2,500 or less. There were 80 Duckwall stores as of January 30, 2005, averaging 5,500 square feet of selling space.

During fiscal 2005, the company opened nine new stores and closed seven stores. Eighteen stores were remodeled, three of which incorporated an expanded grocery concept.

DUCKWALL-ALCO STORES

My expectation is for Duckwall-ALCO to be a financial and operational leader in the industry.



Warren Gfeller
Chairman of the Board

At the writing of my first letter as your Chairman, our Company is undergoing a number of initiatives designed to improve financial and operational performance. It is imperative that we respond quickly to business challenges in order to compete effectively in a difficult retail environment.

Your Board has taken a number of actions, which we are confident will result in a leaner, more competitive business, positioning us to generate industry leading returns for you. These actions include:

- The position of Chairman and CEO was separated.
- We have added one new independent Director, Bob Ring, and nominated a second independent Director, Dennis Logue, who will be voted on at our Annual Meeting in May. Bob and Dennis bring with them a broad shareholder perspective and the talent to help transform Duckwall-ALCO into a more competitive, high performance company.
- Carryover and seasonal inventory, going forward, is expected to be sold out. Promotions associated with the cleanup of Christmas seasonal items strengthened December same-store sales, resulting in $1.0 million in one-time markdowns. More importantly this cleanup reduced our year-end investment in inventory by more than $2.0 million and has put us in a stronger position for 2006.
- Subsequent to year end, we are closing 8 ALCO and 12 Duckwall stores that were performing at a Return on Investment of under 10%.
- We announced a number of additional initiatives designed to reduce costs, better manage investment in inventory and improve growth in our existing stores by the end of Fiscal 2006.

The Board has also hired Bruce Dale as the new President and CEO. Bruce brings to us considerable experience along with a vision for what it takes to compete in our industry, the willingness to make tough decisions and the ability to execute a plan to move us into a leading industry position.

Our focus for Fiscal 2006 is to complete the steps necessary to improve financial and operational performance. At the same time, we will begin work on a long-term strategic plan for growth that will be executed once our foundation is firm.

The outlook for the future of Duckwall-ALCO Stores is bright. We have a strong balance sheet, we are well positioned as a regional retailer and we have a number of initiatives underway to improve our financial and operational performance. My expectation is for Duckwall-ALCO to be a financial and operational leader in the industry. I look forward to keeping you updated on our progress as we transform your company.

Respectfully submitted,

Warren H. Gfeller
Chairman of the Board

A number of actions have been taken, which we are confident will result in a leaner, more competitive business, positioning us to generate industry leading returns for you.

Net Sales

Net sales for the year grew 2.2% and same-store sales were up 0.1%.



Net Sales
Dollars (in millions)
450
400
350
300
250
200
150
100
50
0
360.3
390.4
394.2
424.5
433.9
01
02
03
04
05
Fiscal Year

Stock Price

Our stock price is up 201% since fiscal 2001.



Stock Price
Dollars
20
15
10
5
0
6.22
10.93
9.60
14.98
18.70
01
02
03
04
05
Fiscal Year

Net Income

Net income declined $2.6M. A 23% spike in insurance accounted for more than half of the decline.



Net Income
Dollars (in thousands)
7000
6000
5000
4000
3000
2000
1000
4506
4754
5354
6513
3923
01
02
03
04
05
Fiscal Year

Return on Average Equity

The Company is taking the appropriate steps to improve its ROE.



Return on Average Equity
% Return
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
4.93%
5.05%
5.42%
6.16%
3.50%
01
02
03
04
05
Fiscal Year

Equity per Share

Stockholder equity per share has increased 36% in the last 5 years.



Equity per Share
Dollars
30
25
20
15
10
5
0
20.93
23.04
23.97
25.39
25.63
01
02
03
04
05
Fiscal Year

Return on Average Assets

The company has set in motion initiatives that are intended to improve its ROA.



Return on Average Assets
% Return
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
2.59%
2.83%
3.19%
3.86%
2.37%
01
02
03
04
05
Fiscal Year





SAVINGS

Our stores are recognized for their extensive product selection

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 30, 2005

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ___________

Commission File Number 0-20269

DUCKWALL-ALCO STORES, INC.

(Exact name of registrant as specified in its charter)

Kansas	48-0201080
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
401 Cottage Street Abilene, Kansas	67410-2832
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number including area code: (785) 263-3350

Securities registered pursuant to Section 12(b) of the Act:
NONE

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, par value $.0001 per share
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ____

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ___ No X

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

The aggregate market value of the 3,631,927 shares of Common Stock, par value $.0001 per share, of the registrant held by non-affiliates of the registrant is $60,181,030 on August 2, 2004, based on a closing sale price of $16.57. As of April 8, 2005, there were 4,476,232 shares of Common Stock outstanding.

Documents incorporated by reference: portions of the Registrant's Proxy Statement for the 2005 Annual Meeting of Stockholders are incorporated by reference in Part III hereof.

PART I

ITEM 1. BUSINESS

History

Duckwall-ALCO Stores, Inc., (the "Company" or "Registrant"), was founded as a general merchandising operation in 1901 in Abilene, Kansas by A. L. Duckwall. From its founding until 1968, the Company conducted its retail operations as small variety or "dime" stores. In 1968, the Company followed an emerging trend to discount retailing when it opened its first ALCO discount store. In 1991, the Company adopted its current business strategy that focuses on under-served markets that have no direct competition from another full-line discount retailer. This strategy includes opening either an ALCO discount store or a Duckwall variety store, depending upon the market size. As of January 30, 2005, the Company operates 266 retail stores located in the central United States, consisting of 186 ALCO retail discount stores and 80 Duckwall variety stores.

The Company was incorporated on July 2, 1915 under the laws of Kansas. The Company's executive offices are located at 401 Cottage Street, Abilene, Kansas 67410-2832, and its telephone number is (785) 263-3350.

General

The Company is a regional retailer operating 266 stores in 21 states in the central United States. The Company's strategy is to target smaller markets not served by other regional or national full-line retail discount chains and to provide the most convenient access to retail shopping within each market. The Company's ALCO discount stores offer a full line of merchandise consisting of approximately 35,000 items, including automotive, candy, crafts, domestics, electronics, fabrics, furniture, hardware, health and beauty aids, housewares, jewelry, ladies', men's and children's apparel and shoes, pre-recorded music and video, sporting goods, seasonal items, stationery and toys. The Company's smaller Duckwall variety stores offer a more limited selection of similar merchandise.

Of the Company's 186 ALCO discount stores, 151 stores are located in communities that do not have another full-line discounter. The Company intends to continue its strategy of opening ALCO stores in markets that do not have other full-line discount retailers and where the opening of an ALCO store is likely to be preemptive to the entry by other full-line discount competitors in the market. The ALCO discount stores account for 92% of the Company's net sales. The current ALCO store averages 20,600 square feet of selling space. However, the Company's store expansion program is primarily directed toward opening stores with a design prototype of approximately 18,000 square feet of selling space ("Class 18 Stores"). Based on the Company's experience, the design of the Class 18 Stores produces a greater return on investment for newly opened stores.

The Company's 80 Duckwall variety stores are primarily located in communities of less than 2,500 residents and are designed to act as the primary convenience retailer in these smaller communities. These stores, which account for the remaining 8% of the Company's net sales, average approximately 5,500 square feet of selling space and offer approximately 12,000 items. Operating Duckwall stores offer the Company the opportunity to serve the needs of a community that would not support a full-line retail discount store with a reduced investment per store.

All of the Company's discount and variety stores are serviced by the Company's 352,000 square foot distribution center in Abilene, Kansas.

Business Strategy

The Company's focus over the last three fiscal years has been to implement new merchandising and marketing initiatives in an effort to increase customer traffic and same-store sales. One of the initiatives was a remodel program. During Fiscal 2005, the Company remodeled 16 stores. During Fiscal 2004 and fiscal 2003, the Company remodeled 23 stores and 32 stores, respectively. These stores feature an improved merchandise mix, with greater emphasis on everyday low values that are highlighted through a new and more dominant sign program. The Company has also opened a net total of 22 new ALCO stores during the last four fiscal years that incorporate the enhanced merchandising concepts of the remodeled stores, bringing the total number of stores with this new format to 125 at the end of Fiscal 2005. The Company plans to open approximately eight to ten ALCO stores in fiscal 2006.

To reduce the number of unproductive stores, the Company is in the process of closing 20 stores. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation-Subsequent Events." The Company continues to close non-performing stores in competitive markets, which slows the growth of overall store count.

The Company intends to focus on executing a business strategy that includes the following key components:

Markets: The Company intends to open ALCO stores in towns with populations of typically less than 5,000 that are in trade areas with populations of less than 16,000 where: (1) there is no direct competition from national or regional full-line discount retailers; (2) economic and demographic criteria indicate the market is able to commercially support a discount retailer; and (3) the opening of an ALCO store would significantly reduce the likelihood of the entry into such market by another full-line discount retailer. This key component of the Company's strategy has guided the Company in both its opening of new stores and in its closing of existing stores. Since 1991, the Company has opened 141 ALCO discount stores and 90 Duckwall variety stores. Except for eleven stores, these stores were opened in a primary market in which there was no direct competition from a national or regional full-line discount retailer.

Market Selection: The Company utilizes a detailed process to analyze under-served markets which includes examining factors such as distance from competition, trade area, demographics, retail sales levels, existence and stability of major employers, location of county government, disposable income, and distance from the Company's distribution center. Markets that are determined to be sizable enough to support an ALCO or a Duckwall store, and that have no direct competition from another full-line discount retailer, are examined closely and eventually selected or passed over by the Company's experienced management team.

Store Expansion: The Company's expansion program is designed primarily around the prototype Class 18 Store. This prototype details shelf space, merchandise presentation, store items to be offered, parking, storage requirements, as well as other store design considerations. The 18,000 square feet of selling space is large enough to permit a full line of the Company's merchandise, while minimizing capital expenditures, labor costs and general overhead costs. The Company will also consider opportunities in acceptable markets to open ALCO stores in available space in buildings already constructed. The expansion strategy for its Duckwall variety stores is based on opportunities in smaller communities where there is a need and where existing premises are available for lease at a relatively low cost, resulting in limited downside exposure. Three Duckwall stores were opened in Fiscal 2005.

Technology: The Company is continually improving its management information technologies to support the operation of the Company. During the last three fiscal years, the Company has devoted resources to development of systems that have improved information available to management and improved specific operational efficiencies. During fiscal 2005, the Company began the process of evaluating its options to replace and upgrade its store POS hardware, which varies in age from 7 to over 10 years old, and related software. The objective of the upgrade will be to take advantage of newer technology available today and re-engineer the stores to eliminate inefficiencies caused by the older technology. This will be a significant undertaking and the total cost of the changeover will be material. In the second half of Fiscal 2006, the Company plans to install a pilot store with the new POS systems and begin the rollout to as many stores as possible. The Company also plans to begin the process of replacing its outdated payroll, merchandising, and accounts payable systems.

Advertising and Promotion: The Company utilizes full-color photography advertising circulars of 16 to 24 pages distributed through newspaper insertion or, in the case of inadequate newspaper coverage, through direct mail. During Fiscal 2005, these circulars were distributed 34 times in ALCO markets. In its Duckwall markets, the Company distributes a full-color, 4 page insert. Distributed through insertion in the local papers, this program has been deemed a success. The Company's marketing program is designed to create awareness and recognition of its competitive pricing on a comprehensive merchandise selection for the whole family. During fiscal 2006, the Company will distribute approximately 34 circulars in ALCO markets, and 12 in the Duckwall markets.

Store Environment: The Company's stores are open, clean, bright and offer a pleasant atmosphere with disciplined product presentation, attractive displays and efficient check-out procedures. The Company endeavors to staff its stores with courteous, highly motivated, knowledgeable store associates in order to provide a convenient, friendly and enjoyable shopping experience.

Store Development

The Company expects to open approximately eight to ten ALCO stores during fiscal year 2006. The Company's strategy regarding store development is to increase sales and profitability at existing stores by continually refining the merchandising mix and improving operating efficiencies, and through new store openings in the Company's targeted base of under-served markets in the central United States. The following table summarizes the Company's growth during the past three fiscal years:

	2003		2004		2005	
	ALCO	Duckwall	ALCO	Duckwall	ALCO	Duckwall
Stores Opened	5	0	8	0	6	3
Stores Closed	2	3	2	6	4	3
Net New Stores	3	(3)	6	(6)	2	0

As of January 30, 2005, the Company owned 12 ALCO and one Duckwall location, and leased 174 ALCO and 79 Duckwall store locations. The Company's present intention is to lease all new stores. The Company may own some of the ALCO locations, but will generally lease these store locations. The estimated investment to open a new Class 18 ALCO Store that is leased is approximately $625,000 for the equipment and inventory.

As discussed above, before entering a new market with an ALCO or Duckwall store, the Company analyzes and screens available competitive, market, and demographic data to evaluate the suitability and attractiveness of the potential market. The screening process also involves a visit by officers of the Company to more subjectively evaluate the potential new site. The Company is in the site selection and/or procurement process in approximately 29 of those markets, each of which has been approved by the Company for a new store location.

Store Environment and Merchandising

The Company manages its stores to attractively and conveniently display a full line of merchandise within the confines of the stores' available square footage. Corporate merchandising direction is provided to each ALCO and Duckwall store to ensure a consistent company-wide store presentation. To facilitate long-term merchandising planning, the Company divides its merchandise into three core categories driven by the Company's customer profile: primary, secondary, and convenience. The primary core receives management's primary focus, with a wide assortment of merchandise being placed in the most accessible locations within the stores and receiving significant promotional consideration. The secondary core consists of categories of merchandise for which the Company maintains a strong assortment that is easily and readily identifiable by its customers. The convenience core consists of categories of merchandise for which ALCO will maintain convenient (but limited) assortments, focusing on key items that are in keeping with customers' expectations for a discount store. Secondary and convenience cores include merchandise that the Company feels is important to carry, as the target customer expects to find them within a discount store and they ensure a high level of customer traffic. The Company continually evaluates and ranks all product lines, shifting product classifications when necessary to reflect the changing demand for products.

Purchasing

Procurement and merchandising of products is directed by a staff of three Vice President - Divisional Merchandise Managers who are each responsible for specific product categories. The Company employs 19 merchandise buyers and five assistant buyers who each report to a Vice President - Divisional Merchandise Manager. Buyers are assisted by a management information system that provides them with current price and volume information by SKU, thus allowing them to react quickly with buying and pricing adjustments dictated by customer buying patterns.

The Company purchases its merchandise from approximately 2,000 suppliers. The Company generally does not utilize long-term supply contracts. Only one supplier accounted for more than 5% of the Company's total purchases in Fiscal 2005 and competing brand name and private label products are available from other suppliers at competitive prices. The Company believes that its relationships with its suppliers are good and that the loss of any one or more of its suppliers would not have a material adverse effect on the Company.

Pricing

Merchandise pricing is done at the corporate level and is essentially the same for all of the ALCO stores, regardless of the level of local competition. This pricing strategy, with its promotional activities, is designed to bring consistent value to the customer. In fiscal 2006, promotions on various items will be offered approximately 34 times through advertising circulars. Even though the same general pricing and advertising activities are carried out for all ALCO stores, the impact of such activities is significantly different depending upon the level of competition in the market.

Distribution and Transportation

The Company operates a 352,000 square foot distribution center in Abilene, Kansas, from which it services each of the 186 ALCO discount stores and 80 Duckwall variety stores. This distribution center is responsible for distributing approximately 80% of the Company's merchandise, with the balance being delivered directly to the Company's stores by its vendors. This distribution center ships to each of the Company's ALCO stores once a week, primarily through irregular route common carriers. The Company also utilizes its wholly owned subsidiary, SPD Truck Line, Inc. (the "Subsidiary") for delivery to the stores. The distribution center is fully integrated into the Company's management information system, allowing the Company to utilize such cost cutting efficiencies as perpetual inventories, safety programs, and employee productivity software.

The Subsidiary acts as a contract carrier for the Company in transporting goods to and from its stores. The Subsidiary uses five tractors and leases 23 trailers for such deliveries.

Management Information Systems

The Company has committed significant resources to the purchase and application of available computer hardware and software to its discount retailing operations with the intent to lower costs, improve customer service and enhance general business planning.

In general, the Company's merchandising systems are designed to integrate the key retailing functions of seasonal merchandise planning, purchase order management, merchandise distribution, sales information and inventory maintenance and replenishment. All of the Company's ALCO discount stores have POS computer terminals that record certain sales data in a format that can be transmitted nightly to the Company's data processing facility where it is used to produce daily and weekly management reports. During the last three fiscal years, the Company has devoted resources to development of systems that have improved information available to management and improved specific operational efficiencies.

Approximately 2,000 of the Company's merchandise suppliers currently participate in the Company's electronic data interchange ("EDI") system, which makes it possible for the Company to place purchase orders electronically. A number of these suppliers are able to utilize additional EDI functions, including transmitting invoices and advance shipment notices to the Company and receiving sales history from the Company.

Store Locations

As of January 30, 2005, the Company operated 186 ALCO stores in 21 states located in smaller communities in the central United States. Of the ALCO stores, 12 are owned by the Company and 174 are leased by the Company. The ALCO stores average approximately 20,600 square feet of selling space, with an additional 5,000 square feet utilized for merchandise processing, temporary storage and administration. The Company also operates 80 Duckwall stores in 10 states, one of which is owned by the Company, and 79 of which are leased by the Company. The geographic distribution of the Company's stores is as follows:

Duckwall Stores (80)

Arkansas (2)	Colorado (6)	Iowa (5)	Kansas (33)	Nebraska (8)
New Mexico (1)	North Dakota (1)	Oklahoma (10)	South Dakota (3)	Texas (11)

ALCO Stores (186)

Arizona (9)	Arkansas (5)	Colorado (14)	Idaho (3)	Illinois (7)	Indiana (13)
Iowa (8)	Kansas (24)	Minnesota (8)	Missouri (6)	Montana (1)	Nebraska (15)
New Mexico (9)	North Dakota (7)	Ohio (6)	Oklahoma (8)	South Dakota (9)	Texas (24)
Utah (6)	Wisconsin (1)	Wyoming (3)			

Competition

While the discount retail business in general is highly competitive, the Company's business strategy is to locate its ALCO discount stores in smaller markets where there is no direct competition with larger national or regional full-line discount chains, and where it is believed no such competition is likely to develop. Accordingly, the Company's primary method of competing is to offer its customers a conveniently located store with a wide range of merchandise at discount prices in a primary trade area population under 16,000 that does not have a large national or regional full-line discount store. The Company believes that trade area size is a significant deterrent to larger national and regional full-line discount chains. Duckwall variety stores are located in very small markets, and like the ALCO stores, emphasize the convenience of location to the primary customer base.

In the discount retail business in general, price, merchandise selection, merchandise quality, advertising and customer service are all important aspects of competing. The Company encounters direct competition with national full-line discount stores in 27 of its ALCO markets, and another 8 ALCO stores are in direct competition with regional full-line discount stores. The competing regional and national full-line discount retailers are generally larger than the Company and the stores of such competitors in the Company's markets are substantially larger, have a somewhat wider selection of merchandise and are very price competitive in some lines of merchandise. Where there are no national or regional full-line discount retail stores directly competing with the Company's ALCO stores, the Company's customers nevertheless shop at retail discount stores and other retailers located in regional trade centers, and to that extent the Company competes with such discount stores and retailers. The Company also competes for retail sales with mail order companies, specialty retailers, mass merchandisers, dollar stores, manufacturer's outlets, and the internet. In the 138 markets in which the Company operates a Class 18 Store, only three markets have direct competition from a national or regional full-line discount retailer. The Company competes with dollar stores in approximately three-fourths of its ALCO stores and approximately forty percent of its Duckwall stores.

Executive Officers of the Company

The following table sets forth the names, ages, positions and certain other information regarding the executive officers of the Company as of April 29, 2005.

Name	Age	Position
Bruce C. Dale	57	President and Chief Executive Officer
James E. Schoenbeck	61	Senior Vice President - Operations and Advertising
Richard A. Mansfield	49	Vice President - Finance and Treasurer
Tom L. Canfield, Jr.	51	Vice President - Distribution and Administration

Except as set forth below, all of the executive officers have been associated with the Company in their present position or other capacity for more than the past five years. There are no family relationships among the executive officers of the Company.

Bruce C. Dale has served as President and Chief Executive Officer of the Company since March 28, 2005. Mr. Dale has approximately 35 years of experience in the retail industry. Mr. Dale was with Michaels Stores for ten years, where he served for eight of those years as president of Aaron Brothers Art & Framing.

James E. Schoenbeck has served as Vice President of Store Operations and Advertising since 1988. From 1979 to 1988, Mr. Schoenbeck served as the Vice President of Administration. Mr. Schoenbeck has approximately 30 years of experience in the retail industry.

Richard A. Mansfield has served as Vice President - Finance and Treasurer of the Company since May 1997. For the two years prior to that he served as Chief Financial Officer of Country General Stores, Inc., a regional chain of specialty farm and ranch stores located in the Midwest. For the three years prior to that he served as Chief Financial Officer of American Laminates, Inc. and Relco, Inc. Mr. Mansfield has approximately 24 years of experience in the retail industry.

Tom L. Canfield, Jr. has served as Vice President - Distribution and Administration since 1992. From 1973 to 1992, Mr. Canfield served in various capacities with the Company. Mr. Canfield has approximately 32 years of experience in the retail industry.

Employees

As of January 30, 2005, the Company employed approximately 4,900 people. Of these employees, approximately 500 were employed in the general office and distribution center in Abilene, 3,900 in the ALCO stores and 500 in the Duckwall stores. Additional employees are hired on a seasonal basis, most of whom are sales personnel. There is no collective bargaining agent for any of the Company's employees. The Company considers its relations with its employees to be excellent.

Government Regulation

The Company is subject to numerous federal, state and local government laws and regulations, including those relating to the development, construction and operation of the Company's stores. The Company is also subject to laws governing its relationship with employees, including minimum wage requirements, laws and regulations relating to overtime, working and safety conditions, and citizenship requirements. Material increases in the cost of compliance with any applicable law or regulation and similar matters could materially and adversely affect the Company.

In 1996, Congress enacted The Small Business Job Protection Act of 1996 (the "Act"), raising the hourly minimum wage from $4.75 to $5.15 effective as of September 1, 1997. The majority of the Company's store employees were paid hourly wages below these increased minimum wage rates. As a result, the Act increased the Company's payroll expense. Additional increases in the minimum wage could have a material impact on the results of the Company's operations if it is unable to pass those increased costs on to customers, or the Company can't find ways to reduce SG&A expenses in other areas, or if sales are not increasing at a rate large enough to offset the impact.

Quarterly Fluctuations

Quarterly results of operations have historically fluctuated as a result of retail consumers' purchasing patterns, with the highest quarter in terms of sales and profitability being the fourth quarter. Quarterly results of operations will likely continue to fluctuate significantly as a result of such patterns and may fluctuate due to the timing of new store openings.

Economic Conditions

Similar to other retail businesses, the Company's operations may be affected adversely by general economic conditions and events which result in reduced consumer spending in the markets served by its stores. Also, smaller communities where the Company's stores are located may be dependent upon a few large employers or may be significantly affected by economic conditions in the industry upon which the community relies for its economic viability, such as the agricultural industry. This may make the Company's stores more vulnerable to a downturn in a particular segment of the economy than the Company's competitors, which operate in markets which are larger metropolitan areas where the local economy is more diverse.

Dependence on Officers

The development of the Company's business is largely dependent on the efforts of its current management team headed by Bruce C. Dale and four other executive officers, as well as 11 other officers. The loss of the services of one or more of these officers could have a material adverse effect on the Company.

ITEM 2. PROPERTIES.

The Company owns facilities in Abilene, Kansas that consist of a general office (approximately 35,000 square feet), the Distribution Center (approximately 352,000 square feet) and additional warehouse space adjacent to the general office.

Twelve of the ALCO stores and one of the Duckwall stores operate in buildings owned by the Company. The remainder of the stores operate in properties leased by the Company. As of January 30, 2005, such ALCO leases account for approximately 4,400,000 square feet of lease space, which expire as follows: approximately 409,952 square feet (9.3%) expire between January 30, 2005 and January 29, 2006; approximately 515,068 square feet (11.7%) expire between January 30, 2006 and January 28, 2007; and approximately 649,383 square feet (14.7%) expire between January 29, 2007 and January 28, 2008. The remainder of the leases expire through 2021. All Duckwall store leases have terms remaining of thirty eight months or less. The majority of the leases that are about to expire have renewal options with lease terms that are the same as the existing lease.

The Company is in the process of closing 20 stores. Two of the closing stores are owned, and the remaining 18 stores comprise approximately 202,000 square feet of leased space.

ITEM 3. LEGAL PROCEEDINGS.

Other than routine litigation from time to time in the ordinary course of business, the Company is not a party to any material litigation.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matters were submitted to a vote of the stockholders of the Company during the fourth quarter of the fiscal year ended January 30, 2005.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

The Common Stock of the Company is quoted on the NASDAQ National Market tier of The NASDAQ Stock Market under the symbol "DUCK." The following table sets forth the range of high and low bid information for the Company's Common Stock for each quarter of Fiscal 2005 and 2004.

		High	Low
Fiscal 2005	First quarter	$17.50	$13.96
	Second quarter	17.89	15.51
	Third quarter	18.65	15.15
	Fourth quarter	19.00	14.61
Fiscal 2004	First quarter	$10.25	$9.09
	Second quarter	13.56	9.75
	Third quarter	15.00	12.41
	Fourth quarter	15.68	14.05

As of April 8, 2005, there were approximately 1,249 holders of record of the Common Stock of the Company. The Company has not paid cash dividends on its Common Stock during the last five fiscal years. The terms of the Loan and Security Agreement, dated as of April 15, 2002, between the Company and Fleet Retail Finance Inc. allow for the payment of dividends unless certain loan covenants are triggered, which are not expected to occur during fiscal 2006.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by stockholders:			
1993 Incentive Stock Option Plan	71,174	$11.07	0
2003 Incentive Stock Option Plan	0	$0.00	500,000
Equity compensation plans not approved by stockholders	0	$0.00	0

No Recent Dividend Payments; Restrictions on Payment of Dividends

The Company has not paid a cash dividend on the Common Stock for more than five years, and it has no plans to commence paying cash dividends on the Common Stock. The Company's revolving loan credit facility currently allows the payment of cash dividends unless certain loan covenants are triggered.

ITEM 6. SELECTED FINANCIAL DATA.

SELECTED CONSOLIDATED FINANCIAL DATA
(dollars in thousands, except per share and store data)

The selected consolidated financial data presented below for, and as of the end of, each of the last five fiscal years under the captions Statements of Operations Data and Balance Sheet Data have been derived from the audited consolidated financial statements of the Company. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" (Item 7) and the consolidated financial statements, related notes, and other financial information included herein (Item 8).

Statements of Operations Data	January 30, 2005	February 1, 2004	February 2, 2003	February 3, 2002	January 28, 2001
	Fiscal Year Ended				
Net sales	$433,854	$424,548	$394,245	$390,406	$360,277
Cost of sales	290,989	283,802	262,707	262,689	241,659
Gross margin	142,865	140,746	131,538	127,717	118,618
Selling, general and administrative expenses (including provision for asset impairment and store closure)	128,351	123,328	114,838	111,237	102,718
Depreciation and amortization	6,708	7,141	6,726	6,171	5,812
Income from continuing operations	7,806	10,277	9,974	10,309	10,088
Interest expense	1,230	1,386	1,609	2,778	3,254
Earnings from continuing operations before income taxes, discontinued operations and cumulative effect of accounting change	6,576	8,891	8,365	7,531	6,834
Income tax expense	2,223	2,691	3,068	2,868	2,583
Earnings from continuing operations before discontinued operations and cumulative effect of accounting change	4,353	6,200	5,297	4,663	4,251
(Loss) income from discontinued operations, net of income tax (1)	(430)	313	57	91	428
Cumulative effect of accounting change, net of income tax benefit of $111 in 2001 (2)	0	0	0	0	(173)
Net earnings	$3,923	$6,513	$5,354	$4,754	$4,506
Per Share Information:					
Earnings (loss) per share - basic:					
Earnings before discontinued operations and cumulative effect of accounting change	$0.99	$1.46	$1.25	$1.11	$0.95
Discontinued operations	(0.10)	0.07	0.01	0.02	0.09
Cumulative effect of accounting change	0.00	0.00	0.00	0.00	(0.04)
Net earnings	$0.89	$1.53	$1.26	$1.13	$1.00
Earnings (loss) per share - diluted:					
Earnings before discontinued operations and cumulative effect of accounting change	$0.98	$1.43	$1.22	$1.11	$0.95
Discontinued operations	(0.10)	0.07	0.01	0.02	0.09
Cumulative effect of accounting change	0.00	0.00	0.00	0.00	(0.04)
Net earnings	$0.88	$1.50	$1.23	$1.13	$1.00
Weighted average shares outstanding:					
Basic	4,391,538	4,243,441	4,235,911	4,191,809	4,482,153
Diluted	4,464,416	4,343,381	4,355,653	4,207,560	4,501,106
Operating Data					
Stores open at year-end	266	264	264	264	267
Stores in non-competitive markets at year-end (3)	231	230	229	221	222
Percentage of total stores in non-competitive markets (3)	86.47%	87.12%	86.74%	83.71%	83.15%
Net sales of stores in non-competitive markets (3)	$366,637	$363,634	$334,811	$317,585	$299,713
Percentage of net sales from stores in non-competitive markets (3)	84.59%	83.99%	81.53%	77.12%	76.70%
Comparable store sales for all stores (4)	0.13%	0.98%	-0.05%	2.90%	0.40%
Comparable store sales for stores in non-competitive markets (3)(4)	0.78%	2.09%	0.09%	2.94%	1.80%
Balance Sheet Data					
Total assets	$163,537	$167,493	$169,900	$165,286	$170,094
Total debt (includes capital lease obligation and current maturities)	8,605	10,876	24,611	26,437	35,153
Stockholders' equity	114,676	109,193	102,110	95,590	92,506

(1) Effective February 4, 2002, the Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of. The statement also changes the criteria for classifying an asset as held for sale, broadens the scope of assets to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The adoption of SFAS No. 144 resulted in the reclassification as discontinued operations of certain prior year revenue and expense activity related to seven, eight and five stores closed during fiscal years 2005, 2004, and 2003, respectively.

(2) Effective October 30, 2000, the Company, in response to the Securities and Exchange Commission Staff Accounting Bulletin No. 101 (SAB 101), changed its method of accounting for layaway sales, retroactive to the beginning of the year. Previously, the Company recognized revenue on the entire amount of layaway sales at the time merchandise was placed on layaway. Under the new method, revenue on layaway sales are recognized upon delivery of the merchandise to the customer.

(3) "Non-competitive" markets refer to those markets where there is not a national or regional full-line discount store located in the primary market served by the Company. The Company's stores in such non-competitive markets nevertheless face competition from various sources. See Item 1 "Business-Competition".

(4) Percentages, as adjusted to a comparable 52 week year, reflect the increase or decrease based upon a comparison of the applicable fiscal year with the immediately preceding fiscal year for stores open during the entirety of both years.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION.

Overview

Operations. The Company is a regional discount retailer operating in 21 states in the central United States, with two business segments, consisting of:

- the ALCO Stores segment. The Company operates 186 ALCO Stores which offer a wide variety of general merchandise and a limited variety of food products and account for 92% of the Company's Fiscal 2005 sales.
- the Duckwall Stores and all other segment. The Company operates 80 Duckwall Stores which offer a more limited general merchandise selection, but serve the needs of a community that is not large enough to support a full-line retail discount store, and account for 8% of the Company's Fiscal 2005 sales.

Store counts are as of January 30, 2005. The Company's fiscal year ends on the Sunday closest to January 31. Fiscal 2005, 2004, and 2003 each consisted of 52 weeks. For subsequent information, see "--Subsequent Events."

As used below, the term "competitive market" refers to any market in which there is one or more national or regional full-line discount stores located in the primary market served by the Company. The term "non-competitive market" refers to any market in which there is no national or regional full-line discount store located in the primary market served by the Company. Even in a non-competitive market, the Company faces competition from a variety of sources. See Item 1 "Business-Competition".

The Retail Industry. The Company's business is generally a highly competitive business. However, to reduce the competition and improve the Company's performance, the Company's overall business strategy involves identifying, and opening stores in under-served markets that currently have no direct competition from another larger national or regional full-line discount retailer and providing the most convenient access to retail shopping within those markets. A key aspect of this strategy includes placing the Company's stores in markets where the Company believes no such competition is likely to develop. This strategy does not eliminate the competition for the Company's stores as the Company's customers still shop at retail discount stores and other retailers located in regional trade centers. The Company also competes for retail sales with mail order companies, specialty retailers, mass merchandisers, dollar stores, manufacturer's outlets, and the internet.

Key Items in Fiscal 2005. Significant financial items during Fiscal 2005 were:

- Net sales increased 2.2% to \$433.8 million. Same store sales increased 0.1%.
- Gross margin percentage decreased to 32.9% compared to 33.2% in the prior fiscal year.
- Selling, general, and administrative (SG&A) expense percentage increased to 29.6% compared to 29.0% in the prior fiscal year.
- Net earnings decreased 39.8% to \$3,923, compared to \$6,513 in the prior fiscal year.

Company Performance Measures. The Company measures itself against a number of financial metrics to assess its performance. The following are the most frequently discussed metrics, and are discussed in more detail under the heading "Fiscal 2005 Compared to Fiscal 2004."

- Same store sales growth is a measure which indicates whether existing stores are maintaining their market share. We define same stores as those stores that were open as of the first day of the prior fiscal year. Same store sales increased 0.1%. Same store sales of the ALCO stores in non-competitive markets increased 0.6%. Sales in the Duckwall division were comparatively strong, with a 2.5% same store increase.
- Gross margin percentage is a key measure of the Company's ability to maximize profit on the purchase and subsequent sale of merchandise, while minimizing promotional and clearance markdowns, shrinkage, damage, and returns. Gross margin percentage is defined as sales less cost of sales, expressed as a percentage of sales. Gross margin percent declined to 32.9% of sales in Fiscal 2005, compared to 33.2% in Fiscal 2004.
- SG&A expense percentage is a measure of the Company's ability to control the operating costs it requires to run the

business. SG&A expense percentage increased to 29.6% compared to 29.0% in the prior fiscal year.

- Earnings per share (EPS) growth is an indicator of the returns generated for the Company's stockholders. EPS declined to $0.88 per diluted share, compared to $1.50 per diluted share for the prior fiscal year.

Results of Operations. The following table sets forth, for the fiscal years indicated, the components of the Company's consolidated statements of operations expressed as a percentage of net sales:

	Fiscal Year Ended		
	January 30, 2005	February 1, 2004	February 2, 2003
Net sales	100.0 %	100.0 %	100.0 %
Cost of sales	67.1	66.8	66.6
Gross margin	32.9	33.2	33.4
Selling, general and administrative expenses	29.6	29.0	29.1
Depreciation and amortization	1.5	1.7	1.7
Total operating expenses	31.1	30.7	30.8
Income from continuing operations	1.8	2.5	2.6
Interest expense	0.3	0.3	0.4
Earnings from continuing operations before income taxes and discontinued operations	1.5	2.2	2.2
Income tax expense	0.5	0.6	0.8
Earnings from continuing operations before discontinued operations	1.0	1.6	1.4
(Loss) income from discontinued operations, net of income tax	(0.1)	0.1	0.0
Net earnings	0.9 %	1.5 %	1.4 %

Critical Accounting Policies

Inventory: As discussed in Note 1(d) to the Consolidated Financial Statements, inventories are stated at the lower of cost or net realizable value with cost determined using the last-in, first-out (LIFO) method. The retail inventory method ("RIM") used by the Company is an averaging method that has been widely used in the retail industry. This method calculates a cost to retail ratio that is applied to the retail value of inventory to calculate cost inventory and the resulting gross margin. Use of the RIM method does not eliminate the use of management judgments and estimates, including markdowns and shrinkage, which significantly impact the ending inventory valuation at cost and the resulting gross margins. The Company continually evaluates product categories to determine if markdown action is appropriate, or if a markdown reserve should be established. The Company recognizes that the use of the RIM will result in valuing inventories at lower of cost or market if markdowns are currently taken as a reduction of the retail value of inventories. As of January 30, 2005 and February 1, 2004, the Company had recorded markdowns that had not been taken and which served to reduce inventories to lower of cost or market by approximately $398,000 and $658,000, respectively. Management believes that the RIM provides an inventory valuation which reasonably approximates cost and results in carrying inventory at the lower of cost or market.

Property and Equipment: The Company's policy is to capitalize property and equipment if it has a useful life beyond one year. Major improvements are capitalized, while maintenance and repairs, which do not extend the useful life of the asset, are expensed as incurred. The nature and extent of the repair, as well as the relative dollar amount of the repair in relation to the cost of the asset determine whether the expenditure is capitalized or expensed.

Impairment of Long-Lived Assets: The Company considers determination of impairment of long-lived assets as a critical accounting policy because determination as to whether the long-lived assets of a store are impaired and, if impaired, the fair value of such assets requires the use of judgment, particularly as it relates to projecting whether the sum of expected undiscounted future cash flows for the store over an extended period of time will equal or exceed the carrying value of such assets. Management uses the best information available to make the determination; however, actual future cash flows for the store may vary significantly from the cash flows projected in conjunction with the impairment assessment. The potential impact on the financial statements of incorrect judgments regarding impairment of long-lived assets is that a provision for impairment could be needlessly recorded if projected future cash flows for a store are significantly under estimated or a provision for impairment could be deferred until later determined necessary in a future period if initial projected cash flows are over estimated. See Note 1(l) of Notes to Consolidated Financial Statements for a description of the Company's accounting policy for impairment of long-lived assets.

Insurance: The Company considers general insurance cost a critical accounting policy. Starting with the insurance policy year of June 2003, the Company has a $100,000 deductible and is essentially self insured for workers compensation claims. The previous deductible was $2,500. For general liability insurance, the deductible was increased from $5,000 to $50,000. Due to the fact that it takes more than one year to determine the actual costs under these plans, these costs are estimated based on the Company's historical loss experience and estimates from the insurance carriers and consultants.

Income Taxes: The Company's tax provision and establishment of reserves for potential tax liabilities involves the use of estimates and professional judgment. The Company has identified exposures for which they have established a reserve, such as differences in interpretation of tax laws at the federal, state, and local units of government. During fiscal year 2004, the Company, based on current information, analyzed its income tax liability account and determined that it was overaccrued with respect to certain matters arising in prior years. The Company reversed such overaccrual of approximately $618,000 during fiscal 2004.

Leases: The Company considers it method of accounting for rent expense to be a critical accounting policy. During Fiscal 2005, the Company determined that its methods of accounting for rent were not in accordance with the SEC's recent clarification of what is acceptable under generally accepted accounting principles, even though those methods of accounting were in line with common industry practices. The Company had previously started recording rent expense at the time the store opened, and is now modifying its recognition of rent expense to include the period prior to opening using a straight-line method. Additionally, the Company determined that in those instances where the lease includes a rent escalation clause, that the rent was not being accounted for in accordance with the recent SEC clarification. The Company is now modifying its practices to handle these in accordance with the SEC's recent clarification. The Company reviewed the impact of these changes on prior years and determined that it is not material, so prior year financial statements will not be restated. However, it has recorded a one time after tax charge of $150,000, or $0.03 per diluted share in the fourth quarter of fiscal year 2005 to reflect a cumulative catch up adjustment.

Fiscal 2005 Compared to Fiscal 2004

Fiscal 2005 was a disappointing year in every category of the Company's key performance measures. Company revenue goals were not met, and same store sales performance was unacceptable. Fiscal year 2005 included a number of one-time costs and markdowns associated with the implementation of programs focused on improving long-term performance. The Company has outlined a number of initiatives that address the poor performance of each of the key performance measures, with the goal of improving performance in each area over the long term.

Net sales for fiscal 2005 increased $9.3 million or 2.2% to $433.9 million compared to $424.5 million for fiscal 2004. During fiscal 2005, the Company opened 6 ALCO and 3 Duckwall stores, all but one of which were in new non-competitive markets. Four ALCO and three Duckwall stores were closed, resulting in a year end total of 266 stores. The increase in net sales was due primarily to new stores opened over the last two fiscal years. Net sales for all stores open the full year in both fiscal 2005 and 2004 (same stores), increased by $512,000 or 0.1% in fiscal 2005 compared to fiscal 2004. Comparable store sales of the ALCO stores in non-competitive markets increased 0.6%. Sales in the Duckwall division were comparatively strong, with a 2.5% comparable store increase.

Gross margin for fiscal 2005 increased $2.1 million, or 1.5%, to $142.9 million compared to $140.7 million in fiscal 2004. As a percentage of net sales, gross margin decreased to 32.9% in fiscal 2005 compared to 33.2% in fiscal 2004. This decrease in the gross margin percentage was attributable to a less favorable mix of sales and higher markdowns, partially offset by lower shrink. The gross margin percentage was also unfavorably impacted by higher transportation costs, as a result of higher fuel prices. The shift in sales mix partly reflects the Company's decision to expand the offerings of consumable products within its stores. While consumables generally carry a lower margin than most other store merchandise, the Company's management believes the decision to place greater emphasis upon consumables had a positive impact upon sales and profits during fiscal 2005. The higher markdowns were primarily in the fourth quarter, and included those resulting from the Company's efforts to reduce its seasonal inventory carryover.

Selling, general and administrative expenses increased $5.0 million or 4.1% to $128.4 million in fiscal 2005 compared to $123.3 million in fiscal 2004. As a percentage of net sales, selling, general and administrative expenses were 29.6% in fiscal 2005 and 29.0% in fiscal 2004, due to significantly higher general and medical insurance costs, and the one-time costs of a business advisory service, the abandonment of a technology asset, costs associated with the retirement of the Company's President, and a lease accounting charge in the fourth quarter of the fiscal year. The largest impact on SG&A was insurance, where rising costs added $2.2 million in additional expense during Fiscal 2005. This equates to an additional 0.5% of sales.

Depreciation and amortization expense decreased $433,000 or 6.1% to $6.7 million in fiscal 2005 compared to $7.1 million in fiscal 2004. The decrease in depreciation and amortization expense was attributable to store fixtures and equipment becoming fully depreciated in the current fiscal year on a large number of ALCO stores that were opened in fiscal years 1996 and 1997.

Income from continuing operations decreased $2.5 million, or 24.0%, to $7.8 million in fiscal 2005 compared to $10.3 million in fiscal 2004. The decrease was a result of SG&A expenses increasing by more than the amount of the Gross Profit dollars increase. Income from continuing operations as a percentage of net sales was 1.8% in fiscal 2005 compared to 2.5% in fiscal 2004.

Interest expense decreased $156,000, or 11.3%, in fiscal 2005 compared to fiscal 2004. The reduction in interest expense was due to lower amounts borrowed on the revolver.

Income taxes were $2.2 million in fiscal 2005 compared to $2.7 million in fiscal 2004. The Company's effective tax rate was 33.8% in fiscal 2005 and 30.3% in fiscal 2004. The rate was lower in fiscal 2004 because, during the fourth quarter of fiscal 2004, the Company, based on current information, analyzed its income tax liability account and determined that it was over-accrued with respect to certain matters arising in prior years. The Company reversed such over-accrual of $618,000 during 2004. Approximately $200,000 of this adjustment was for previously unidentified state tax credits relating to prior years, which the Company became aware of in the fourth quarter of fiscal 2004.

Loss from discontinued operations, net of income taxes was $430,000 in fiscal 2005, compared to income of $313,000 in fiscal 2004. In fiscal 2004, a company owned store was closed and the building was sold. The gain on sale of the building in the amount of $406,000 was accounted for as part of discontinued operations. The gain on sale more than offset the losses from the operations of the eight stores closed in fiscal 2004, resulting in an income from discontinued operations in the amount of $313,000 net of taxes.

Fiscal 2004 Compared to Fiscal 2003

Net sales for fiscal 2004 increased $30.3 million or 7.7% to $424.5 million compared to $394.2 million for fiscal 2003. During fiscal 2004, the Company opened eight ALCO stores, seven of which were in new non-competitive markets. Two ALCO and six Duckwall stores were closed, resulting in a year end total of 264 stores. The increase in net sales was due to new stores opened over the last two fiscal years. Net sales for all stores open the full year in both fiscal 2004 and 2003 (same stores), increased by $3.9 million or 1.0% in fiscal 2004 compared to fiscal 2003. Comparable store sales of the ALCO stores in non-competitive markets increased 1.7%. Sales in the Duckwall division were relatively strong, with a 5.6% comparable store increase.

Gross margin for fiscal 2004 increased $9.2 million, or 7.0%, to $140.7 million compared to $131.5 million in fiscal 2003. As a percentage of net sales, gross margin decreased to 33.2% in fiscal 2004 compared to 33.4% in fiscal 2003. The decrease in the gross margin percentage was attributable to a less favorable mix of sales and higher shrinkage costs, partially offset by slightly lower markdowns. The shift in sales mix partly reflects the Company's decision to expand the offerings of consumable products within its stores. While consumables generally carry a lower margin than most other store merchandise, the Company's management believes the decision to place greater emphasis upon consumables had a positive impact upon sales and profits during fiscal 2004.

Selling, general and administrative expenses increased $8.5 million or 7.4% to $123.3 million in fiscal 2004 compared to $114.8 million in fiscal 2003. As a percentage of net sales, selling, general and administrative expenses were 29.0% in fiscal 2004 and 29.1% in fiscal 2003, primarily due to lower distribution center, advertising and remodeling expenses, which were partially offset by higher general insurance and store opening costs.

Depreciation and amortization expense increased $415,000 or 6.2% to $7.1 million in fiscal 2004 compared to $6.7 million in fiscal 2003. The increase in depreciation and amortization expense was attributable to capital expenditures of $4.3 million and $7.6 million in fiscal 2004 and 2003, respectively.

Income from continuing operations increased $303,000, or 3.1%, to $10.3 million in fiscal 2004 compared to $10.0 million in fiscal 2003. Income from continuing operations as a percentage of net sales was 2.5% in fiscal 2004 compared to 2.6% in fiscal 2003.

Interest expense decreased $223,000, or 13.9%, in fiscal 2004 compared to fiscal 2003. The reduction in interest expense was due to lower interest rates and lower amounts borrowed on the revolver.

Income taxes were $2.7 million in fiscal 2004 compared to $3.1 million in fiscal 2003. The Company's effective tax rate was 30.3% in fiscal 2004 and 36.7% in fiscal 2003. The rate was lower in fiscal 2004 because, during the fourth quarter of fiscal 2004, the Company, based on current information, analyzed its income tax liability account and determined that it was over-accrued with respect to certain matters arising in prior years. The Company reversed such over-accrual of $618,000 during 2004. Approximately $200,000 of this adjustment was for previously unidentified state tax credits relating to prior years, which the Company became aware of in the fourth quarter of fiscal 2004.

Income from discontinued operations, net of income taxes was $313,000 in fiscal 2004, compared to $57,000 in fiscal 2003. In fiscal 2004, a company owned store was closed and the building was sold. The gain on sale of the building in the amount of $406,000 was accounted for as part of discontinued operations. The gain on sale more than offset the losses from the operations of the eight stores closed in fiscal 2004, resulting in an income from discontinued operations in the amount of $313,000 net of taxes.

Seasonality and Quarterly Results

The following table sets forth the Company's net sales, gross margin, income from operations, and net earnings during each quarter of Fiscal 2005 and 2004.

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
		(dollars in millions)			
Fiscal 2005	Net Sales	$101.6	$108.4	$99.8	$124.1
	Gross Margin	33.7	35.7	34.2	39.3
	Earnings from continuing operations	0.7	1.3	0.2	2.2
	Net Earnings (loss)	0.7	1.2	(0.1)	2.1
Fiscal 2004	Net Sales	$97.9	$107.3	$98.5	$120.8
	Gross Margin	32.7	35.1	33.6	39.3
	Earnings from continuing operations	0.6	1.4	0.5	3.7
	Net Earnings	0.6	1.6	0.5	3.8

See Note 10 of Notes to Consolidated Financial Statements for quarterly earnings per share information.

The Company's business is subject to seasonal fluctuations. The Company's highest sales levels occur in the fourth quarter of its fiscal year which includes the Christmas holiday selling season. The Company's results of operations in any one quarter are not necessarily indicative of the results of operations that can be expected for any other quarter or for the full fiscal year. The Company's results of operations may also fluctuate from quarter to quarter as a result of the amount and timing of sales contributed by new stores and the integration of the new stores into the operations of the Company, as well as other factors. The addition of a large number of new stores can, therefore, significantly affect the quarterly results of operations. Also, refer to Impact of Change in Accounting Principle and Note 10 to the Consolidated Financial Statements regarding the impact of the accounting change on quarterly results.

Inflation

Management does not believe that its merchandising operations have been materially affected by inflation over the past few years. The Company will continue to monitor costs, take advantage of vendor incentive programs, selectively buy from competitive vendors and adjust merchandise prices based on market conditions.

The Company's operating expenses have been impacted by increases in general and medical insurance, as well as competitive pressures in wages in selected markets. See additional discussion of wages in the "Government Regulation" section.

The increase in the price of oil adversely affects the Company's transportation costs, both on inbound shipments to the Company's distribution center, and on outbound shipments of merchandise to the stores. The Company also believes the higher retail price of gasoline adversely affects the amount of discretionary spending dollars our customers have to spend at our stores.

Liquidity and Capital Resources

At the end of Fiscal 2005, working capital (defined as current assets less current liabilities) was $95.4 million compared to $89.5 million at the end of fiscal 2004 and $93.4 million at the end of fiscal 2003.

The Company's primary sources of funds are cash flow from operations, borrowings under its revolving loan credit facility, vendor trade credit financing and lease financing. In fiscal years 2005 and 2003, the Company completed a sale-leaseback of a number of its owned stores. The proceeds from these transactions amounted to $1.7 million and $1.3 million, in fiscal years 2005 and 2003, respectively. No sale-leaseback transactions were completed in Fiscal 2004.

Cash provided by operating activities aggregated $5.8 million, $16.4 million, and $5.4 million, in Fiscal 2005, 2004 and 2003, respectively. The decrease in cash provided in Fiscal 2005 relative to fiscal 2004 resulted primarily from a decrease in accounts payable. The increase in cash provided in fiscal 2004 relative to fiscal 2003 resulted primarily from a smaller increase in inventory an a larger increase in accounts payable.

The Company uses its revolving loan credit facility and vendor trade credit financing to fund the build up of inventories periodically during the year for its peak selling seasons and to meet other short-term cash requirements. The revolving loan credit facility provides up to $70 million of financing in the form of notes payable and letters of credit. The loan agreement expires in April 2006. The revolving loan note payable and letter of credit balance at January 30, 2005 was $7.6 million, resulting in an available line of credit at that date of $62.4 million. Loan advances are secured by a security interest in the Company's inventory.

The loan agreement contains various restrictions that are applicable when outstanding borrowings exceed $42.5 million. Short-term trade credit represents a significant source of financing for inventory to the Company. Trade credit arises from the willingness of the Company's vendors to grant payment terms for inventory purchases.

In Fiscal 2005, the Company made net cash payments on its revolving credit facility of $935,000 and made cash payments of $1.3 million to reduce its long-term debt and capital lease obligations, and repurchased $80,000 of Company stock. The Company received $1.3 million in proceeds from the exercise of outstanding stock options. In Fiscal 2004, the Company made net cash payments on its revolving credit facility of $12.5 million and made cash payments of $1.2 million to reduce its long-term debt and capital lease obligations, and repurchased $658,000 of Company stock. The Company received $868,000 in proceeds from the exercise of outstanding stock options. In fiscal 2003, the Company made net cash payments on its revolving credit facility of $654,000 and made cash payments of $1.2 million to reduce its long-term debt and capital lease obligations. The Company received $1.2 million in proceeds from the exercise of outstanding stock options. The Company executed operating leases for 22 additional stores during the three year period ending in Fiscal 2005. The Company's long-range plan assumes growth in the number of stores in smaller markets where there is less competition, and, in accordance with this plan, 6 new ALCO and 3 new Duckwall stores were opened in Fiscal 2005 and 8 to 10 new ALCO stores are expected to be opened in fiscal 2006. The Company believes that with the $70 million line of credit, sufficient capital is available to fund the Company's planned expansion.

Cash used for acquisition of property and equipment in Fiscal 2005, 2004 and 2003 totaled $6.5 million, $4.3 million, and $7.6 million, respectively. A sale-leaseback of store buildings was completed in the amount of $1.7 million and $1.3 million in fiscal 2005 and 2003, respectively. In Fiscal 2005, company owned surplus land was sold for $315,000, and in Fiscal 2004, a company owned store was closed and the building was sold for $1.2 million. This resulted in net cash used for acquisition of property and equipment in Fiscal 2005, 2004, and 2003 of $4.6 million, $3.1 million, and $6.3 million, respectively. Anticipated cash payments for acquisition of property and equipment in fiscal 2006, principally for store buildings and fixtures, are $15.5 million.

During fiscal 1999, the Company's Board of Directors approved a plan to repurchase up to 411,000 shares of the Company's Common Stock (the "Stock Repurchase Program"). During fiscal 2000, the Company's Board of Directors approved the repurchase of an additional 1,000,000 shares. Purchases pursuant to the Stock Repurchase Program are to be made from time to time in the open market or directly from stockholders at prevailing market prices. The Stock Repurchase Program has been funded and is anticipated to be funded by cash generated from operations and borrowing under the Company's credit facility. As of January 30, 2005, the Company had purchased and retired 1,084,600 shares of Common Stock for $8.9 million, which represents 21% of its outstanding shares.

The following table summarizes the Company's significant contractual obligations payable as of January 30, 2005 (in thousands). Payments due under the revolving loan credit facility and long-term debt represent principle payments only.

	Payments due by Period				
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Revolving Loan Credit Facility	4,023	0	4,023	0	0
Capital Lease Obligations	6,441	1,339	2,243	1,099	1,760
Operating Leases	65,434	11,023	18,204	10,325	25,882
Contingent Rentals	10,550	1,150	2,500	2,700	4,200
Total contractual cash obligations	86,448	13,512	26,970	14,124	31,842

Subsequent Events

On March 17, 2005, the Company announced that, as part of its initiatives designed to improve performance of the Company for its shareholders, it will be closing 8 ALCO and 12 Duckwall stores that do not meet the Company's minimum return on investment threshold. The process to close these stores began immediately, and the Company expects it will take approximately three months to complete. The Company has engaged Gordon Brother Retail Partners, LLC to assist in the orderly inventory liquidation and to help minimize the total cost of closing these stores. The Company's primary lender, Fleet Retail Group, Inc., has consented to these closings. The Company estimates that pursuant to these store closings, it will liquidate approximately $6.5 million of inventory. Of the stores being closed, the Company owns the property on which two ALCO stores are located and leases the properties for the remaining 18 stores. The company anticipates that the aggregate cost to close these stores, before income taxes, will be in the range of $3.8 to $4.8 million. The majority of that expense will be recorded in the first and second quarters of Fiscal Year 2006. The twenty stores that are closing produced gross sales of $19.9 million in Fiscal Year 2005, and employed approximately 260 associates.

On April 19, 2005, the Company reached an agreement with a significant stockholder to repurchase 399,362 shares of the Company's Common Stock for approximately $7.2 million. These shares will be retired. The Board of Directors approved this transaction and increased the number of shares the Company was authorized to repurchase by 399,362.

Expansion Plans

The continued growth of the Company is dependent, in large part, upon the Company's ability to open and operate new stores on a timely and profitable basis. The Company plans to open eight to ten ALCO stores in the current fiscal year. While the Company believes that adequate sites are currently available, the rate of new store openings is subject to various contingencies, many of which are beyond the Company's control. These contingencies include the availability of acceptable communities for store locations, the Company's ability to secure suitable store sites on a timely basis and on satisfactory terms, the Company's ability to hire, train and retain qualified personnel, the availability of adequate capital resources and the successful integration of new stores into existing operations. There can be no assurance that the Company will be able to continue to successfully identify and obtain new store sites or that once obtained, the new stores will achieve satisfactory sales or profitability.

Impact of Change in Accounting Principle

Effective January 1, 2003, the Company adopted SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. The adoption of this statement had the effect of delaying when the Company records liabilities associated with store closures.

The Company adopted Emerging Issues Task Force Issue 02-16, *Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor*, (EITF 02-16). EITF 02-16 provides guidance on the income statement classification of amounts received by a customer, including a reseller (including reimbursements for expenses such as cooperative advertising), for transactions entered into after December 31, 2002, and limited guidance regarding timing of recognition for volume rebates, for transactions entered into after November 21, 2002. The adoption of EITF 02-16 did not have a significant impact on the Company's financial statements for the year ended January 30, 2005.

New Accounting Standard

In December 2004, the Financial Accounting Standards Board adopted SFAS No. 123(R), Share-Based Payment, effective in the first quarter of fiscal 2007 for the Company. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Accordingly, the adoption of 123(R)'s fair value method will have an impact on our results of operations. The Company expects to adopt 123(R) during the first quarter of fiscal 2007, however, the Company has not yet determined the manner of adoption.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS AND FACTORS THAT MAY AFFECT FUTURE RESULTS OF OPERATIONS, FINANCIAL CONDITION OR BUSINESS

Certain statements contained in this Annual Report on Form 10-K that are not statements of historical fact may constitute "forward-looking statements" within the meaning of Section 21E of the Exchange Act. These statements are subject to risks and uncertainties, as described below. Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, income or loss, earnings or loss per share, capital expenditures, store openings, store closings, payment or non-payment of dividends, capital structure and other financial items, (ii) statements of plans and objectives of the Company's management or Board of Directors, including plans or objectives relating to inventory, store development, marketing, competition, business strategy, store environment, merchandising, purchasing, pricing, distribution, transportation, store locations and information systems, (iii) statements of future economic performance, and (iv) statements of assumptions underlying the statements described in (i), (ii) and (iii). Forward-looking statements can often be identified by the use of forward-looking terminology, such as "believes," "expects," "may," "will," "should," "could," "intends," "plans," "estimates", "projects" or "anticipates," variations thereof or similar expressions.

Forward-looking statements are not guarantees of future performance or results. They involve risks, uncertainties and assumptions. The Company's future results of operations, financial condition and business operations may differ materially from the forward-looking statements or the historical information stated in this Annual Report on Form 10-K. Stockholders and investors are cautioned not to put undue reliance on any forward-looking statement.

There are a number of factors and uncertainties that could cause actual results of operations, financial condition or business contemplated by the forward-looking statements to differ materially from those discussed in the forward-looking statements made herein or elsewhere orally or in writing, by, or on behalf of, the Company, including those factors described below. Other factors not identified herein could also have such an effect. Factors that could cause actual results to differ materially from those discussed in the forward-looking statements and from historical information include, but are not limited to, those factors described below:

- The Company's ability to open and operate new stores effectively and efficiently on a profitable basis.

- The Company's ability to locate its ALCO stores in smaller retail markets where no competing full-line discount retail store is located within the primary trade area.
- The success of deterring another competitor from entering the market after locating an ALCO store there.
- Material increases in the cost of compliance with any applicable law or governmental regulation.
- Loss of key employees such as the President, Bruce C. Dale, and the other executive officers of the Company.
- The Company's ability to utilize technology upgrades to efficiently and effectively monitor its inventory levels.
- The Company's ability to react to consumer needs and trends on a timely basis.
- General economic conditions of the small communities in which the Company's stores are located.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Company is subject to market risk from exposure to changes in interest rates based on its financing, investing and cash management activities. The Company maintains a secured line of credit at variable interest rates to meet the short-term needs of its expansion program and seasonal inventory increases. On April 15, 2002, the Company replaced the existing line of credit with a new line of credit with Fleet Retail Finance Inc. that expires in April 2006. The credit line available is $70,000,000, which carries a variable rate of interest.

The Company's borrowing arrangement contains no limitation on the change in the variable interest rate paid by the Company. Based on the Company's average borrowing outstanding during the year of approximately $9,281,000, a 1% change either up or down in the LIBOR rate would have changed the Company's interest expense by approximately $93,000.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

DUCKWALL-ALCO STORES, INC. AND SUBSIDIARIES

	Page
Report of Independent Registered Public Accounting Firm	19
Financial Statements:	
Consolidated Balance Sheets -- January 30, 2005 and February 1, 2004................................	20
Consolidated Statements of Operations-- Fiscal Years Ended January 30, 2005, February 1, 2004, and February 2, 2003..	22
Consolidated Statements of Stockholders' Equity -- Fiscal Years Ended January 30, 2005 February 1, 2004, and February 2, 2003..	23
Consolidated Statements of Cash Flows -- Fiscal Years Ended January 30, 2005, February 1, 2004, and February 2, 2003..	24
Notes to Consolidated Financial Statements	25

Financial Statement Schedules:

No financial statement schedules are included as they are not applicable to the Company.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Duckwall-ALCO Stores, Inc.:

We have audited the accompanying consolidated balance sheets of Duckwall-ALCO Stores, Inc. and subsidiaries (the Company) as of January 30, 2005 and February 1, 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended January 30, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Duckwall-ALCO Stores, Inc. and subsidiaries as of January 30, 2005 and February 1, 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended January 30, 2005 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Wichita, Kansas
March 30, 2005, except for the second paragraph
of note 13 which is as of April 20, 2005

DUCKWALL-ALCO STORES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

January 30, 2005 and February 1, 2004

(Dollars in thousands)

Assets	2005	2004
Current assets:		
Cash and cash equivalents	$ 1,200	1,084
Receivables	1,734	1,521
Inventories (note 2)	129,486	131,661
Prepaid expenses	2,644	2,188
Total current assets	135,064	136,454
Property and equipment, at cost:		
Land and land improvements	2,313	2,582
Buildings and building improvements	16,173	15,827
Furniture, fixtures, and equipment	52,692	51,747
Transportation equipment	2,908	2,872
Leasehold improvements	13,788	13,274
Construction work in progress	134	47
Total property and equipment	88,008	86,349
Less accumulated depreciation and amortization	63,520	59,586
Net property and equipment	24,488	26,763
Property under capital leases (note 5)	18,228	20,120
Less accumulated amortization	15,682	17,041
Net property under capital leases	2,546	3,079
Other assets	89	164
Deferred income taxes (note 6)	1,350	1,033
	$ 163,537	167,493

See accompanying notes to consolidated financial statements.

Liabilities and Stockholders' Equity	2005	2004
Current liabilities:		
Current maturities of long-term debt (note 3)	$ —	533
Current maturities of capital lease obligations (note 5)	856	802
Accounts payable	22,234	27,799
Income taxes payable	351	1,944
Accrued salaries and commissions	4,728	5,475
Accrued taxes other than income	4,367	4,496
Other current liabilities	6,183	4,276
Deferred income taxes (note 6)	914	1,668
Total current liabilities	39,633	46,993
Notes payable under revolving loan credit facility (note 3)	4,023	4,958
Capital lease obligations, less current maturities (note 5)	3,726	4,583
Other noncurrent liabilities	1,479	1,347
Deferred revenue	—	419
Total liabilities	48,861	58,300
Stockholders' equity (notes 7 and 8):		
Common stock, $0.0001 par value. Authorized 20,000,000 shares in 2005 and 2004; issued and outstanding 4,475,079 and 4,299,816 shares in 2005 and 2004, respectively	1	1
Additional paid-in capital	50,889	49,329
Retained earnings	63,786	59,863
Total stockholders' equity	114,676	109,193
Commitments (note 5)		
	$ 163,537	167,493

DUCKWALL-ALCO STORES, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

Fiscal years ended January 30, 2005; February 1, 2004; and February 2, 2003

(Dollars in thousands, except per share amounts)

		2005	2004	2003
Net sales	$	433,854	424,548	394,245
Cost of sales		290,989	283,802	262,707
Gross margin		142,865	140,746	131,538
Selling, general, and administrative (notes 4 and 5)		128,351	123,328	114,838
Depreciation and amortization		6,708	7,141	6,726
Total operating expenses		135,059	130,469	121,564
Income from continuing operations		7,806	10,277	9,974
Interest expense (notes 3 and 5)		1,230	1,386	1,609
Earnings from continuing operations before income taxes and discontinued operations		6,576	8,891	8,365
Income tax expense (note 6)		2,223	2,691	3,068
Earnings from continuing operations before discontinued operations		4,353	6,200	5,297
Income (loss) from discontinued operations, net of income tax expense (benefit) of $(219), $136, and $38 in 2005, 2004 and 2003, respectively		(430)	313	57
Net earnings	$	3,923	6,513	5,354
Earnings (loss) per share:				
Basic (note 9):				
Earnings before discontinued operations	$	0.99	1.46	1.25
Discontinued operations		(0.10)	0.07	0.01
Net earnings	$	0.89	1.53	1.26
Earnings (loss) per share:				
Diluted (note 9):				
Earnings before discontinued operations	$	0.98	1.43	1.22
Discontinued operations		(0.10)	0.07	0.01
Net earnings	$	0.88	1.50	1.23

See accompanying notes to consolidated financial statements.

DUCKWALL-ALCO STORES, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

Fiscal years ended January 30, 2005; February 1, 2004; and February 2, 2003

(Dollars in thousands)

	Common stock shares outstanding	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total stockholders' equity
Balance, February 3, 2002	4,149,599	$ 1	47,609	47,996	(16)	95,590
Net earnings for the year ended February 2, 2003	—	—	—	5,354	—	5,354
Amortization of cumulative effect adjustment	—	—	—	—	16	16
Comprehensive income						5,370
Options exercised to purchase shares	110,958	—	1,150	—	—	1,150
Balance, February 2, 2003	4,260,557	1	48,759	53,350	—	102,110
Net earnings for the year ended February 1, 2004	—	—	—	6,513	—	6,513
Repurchase and retirement of common shares	(69,300)	—	(658)	—	—	(658)
Income tax benefit related to exercise of stock options	—	—	360	—	—	360
Options exercised to purchase shares	108,559	—	868	—	—	868
Balance, February 1, 2004	4,299,816	1	49,329	59,863	—	109,193
Net earnings for the year ended January 30, 2005	—	—	—	3,923	—	3,923
Repurchase and retirement of common shares	(5,000)	—	(80)	—	—	(80)
Income tax benefit related to exercise of stock options	—	—	375	—	—	375
Options exercised to purchase shares	180,263	—	1,265	—	—	1,265
Balance, January 30, 2005	4,475,079	$ 1	50,889	63,786	—	114,676

See accompanying notes to consolidated financial statements.

DUCKWALL-ALCO STORES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Fiscal years ended January 30, 2005; February 1, 2004; and February 2, 2003

(Dollars in thousands)

	2005	2004	2003
Cash flows from operating activities:			
Net earnings	$ 3,923	6,513	5,354
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	6,804	7,311	6,912
Amortization of debt financing costs	75	75	76
Deferred income taxes	(1,071)	(972)	425
Loss (gain) on disposition or impairment of property and equipment	572	(406)	(268)
Decrease (increase) in receivables	(213)	494	(352)
Decrease (increase) in inventories	2,175	(1,984)	(4,512)
Decrease (increase) in prepaid expenses	(456)	227	(1,456)
Increase (decrease) in accounts payable	(5,565)	2,558	730
Increase (decrease) in income taxes payable	(1,218)	978	(2,351)
Increase (decrease) in accrued salaries and commissions	(747)	103	401
Increase (decrease) in accrued taxes other than income	(129)	561	(145)
Increase in other liabilities	2,039	1,339	464
Increase (decrease) in deferred revenue	(419)	(438)	141
Net cash provided by operating activities	5,770	16,359	5,419
Cash flows from investing activities:			
Proceeds from sale of property and equipment	1,977	1,169	1,316
Acquisition of:			
Buildings	(346)	(59)	(252)
Fixtures, equipment, and leasehold improvements	(6,199)	(4,216)	(7,370)
Net cash used in investing activities	(4,568)	(3,106)	(6,306)
Cash flows from financing activities:			
Decrease in notes payable under revolving loan credit facility	(935)	(12,525)	(18,137)
Net borrowings under revolving loan credit agreement	—	—	17,483
Proceeds from exercise of outstanding stock options	1,265	868	1,150
Repurchase of stock	(80)	(658)	—
Principal payments on long-term debt	(533)	(499)	(469)
Principal payments under capital lease obligations	(803)	(711)	(703)
Debt issuance costs	—	—	(300)
Net cash used in financing activities	(1,086)	(13,525)	(976)
Net increase (decrease) in cash and cash equivalents	116	(272)	(1,863)
Cash and cash equivalents at beginning of year	1,084	1,356	3,219
Cash and cash equivalents at end of year	$ 1,200	1,084	1,356
Supplemental disclosure of noncash activity:			
Tax benefit related to stock options exercised	$ 375	360	—

See accompanying notes to consolidated financial statements.

(Dollars in thousands, except per share amounts)

(1) Summary of Significant Accounting Policies

(a) Nature of Business

Duckwall-ALCO Stores, Inc. and subsidiaries (the Company) is engaged in the business of retailing general merchandise throughout the central portion of the United States of America through discount department and variety store outlets. Merchandise is purchased for resale from many vendors, and transactions with individual vendors and customers do not represent a significant portion of total purchases and sales.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany account balances have been eliminated in consolidation.

(c) Basis of Presentation

The Company's fiscal year ends on the Sunday nearest to January 31. Fiscal 2005, 2004, and 2003 each consists of 52 weeks.

(d) Inventories

Store inventories are stated at the lower of cost or net realizable value as estimated by the retail inventory method. Warehouse inventories are stated at the lower of cost or net realizable value. The Company utilizes the last-in, first-out (LIFO) method of determining cost of store and warehouse inventories. The Company considers payments from vendors (i.e. vendor rebates and incentives) to be reductions in the cost of inventory unless the payments are for specific, incremental, identifiable costs incurred to sell the vendor's products or services, in which case they are treated as a reduction of the related costs.

(e) Property and Equipment

Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. Amortization of capital leases is computed on a straight-line basis over the terms of the lease agreements. Leasehold improvements are amortized on a straight-line basis over the lesser of the remaining lease term, or 10 years, unless the cost of the improvement is considered major and the lease is within three years of its remaining term, in which case one renewal term of the lease is considered. Estimated useful lives are as follows:

Buildings	25 years
Building improvements	10 years
Coolers and freezers	15 years
Furniture, fixtures, and equipment	3 – 8 years
Transportation equipment	3 – 5 years
Leasehold improvements	2 – 10 years

(Continued)

(Dollars in thousands, except per share amounts)

Major improvements are capitalized, while maintenance and repairs that do not extend the useful life of the asset are charged to expense as incurred.

The Company has sold and leased back certain stores (land and buildings). The net proceeds from the sale-leaseback transactions amounted to approximately $1,660, $0, and $1,316 for fiscal 2005, 2004, and 2003, respectively. If a gain results from the sale-leaseback transaction, such gains are deferred and are included within other noncurrent liabilities and are being amortized over the term of the related leases (15 - 20 years).

(f) Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company reflects changes in estimates related to prior period income taxes as a component of current period income tax expense.

(g) Net Sales

Sales are recorded in the period of sale. Sales returns, which are not material, are recorded in the period of return as a reduction of sales.

(h) Recent Accounting Pronouncements

Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. The adoption of this statement had the effect of delaying when the Company records liabilities associated with store closures (see note 1(m)).

The Company adopted Emerging Issues Task Force (EITF) Issue 02-16, *Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor*. EITF Issue 02-16 provides guidance on the income statement classification of amounts received by a customer, including a reseller (including reimbursements for expenses such as cooperative advertising), for transactions entered into after December 31, 2002 and limited guidance regarding timing of recognition for volume rebates for transactions entered into after November 21, 2002. The adoption of EITF Issue 02-16 did not have a significant impact on the Company's financial statements for the year ended January 30, 2005.

(Continued)

(Dollars in thousands, except per share amounts)

(i) ***Net Earnings Per Share***

Basic net earnings per share is computed by dividing net earnings by the weighted average number of shares outstanding. Diluted net earnings per share reflects the potential dilution that could occur if contracts to issue securities (such as stock options) were exercised. See note 9.

(j) ***Consolidated Statements of Cash Flows***

For purposes of the consolidated statements of cash flows, the Company considers cash and cash equivalents to include currency on hand and money market funds. During fiscal 2005, 2004, and 2003, the following amounts were paid for interest and income taxes:

	2005	2004	2003
Interest, excluding interest on capital lease obligations and amortization of debt financing costs (net of capitalized interest of $16 in fiscal 2005, $16 in fiscal 2004, and $31 in fiscal 2003)	$ 648	639	802
Income taxes	3,991	2,822	5,032

(k) ***Use of Estimates***

Management of the Company has made certain estimates and assumptions in the reporting of assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(l) ***Long-lived Assets***

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. For purposes of determining impairment, the Company groups assets at the store level. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No provisions for asset impairment in fiscal 2005, 2004, and 2003 are included in the consolidated statements of operations.

(m) ***Store Closings***

Prior to January 1, 2003, the Company recorded a provision for store closure expenses and a related liability in the period the Company made the decision to close a store and puts in a definitive plan of closure for each store that will be completed in the near term. Such store closure expenses consist

(Continued)

(Dollars in thousands, except per share amounts)

primarily of lease costs and property tax amounts that relate to the period subsequent to the date of closure. The liability is charged as the related amounts are paid. There were no significant adjustments to the liability in fiscal 2005, 2004, or 2003.

Beginning with store closures for which the definitive plan was established after January 1, 2003, a provision for such store closure expenses is recorded when the Company discontinues using the facility. A summary of the expense and liability (included in other current liabilities) related to store closures as of and for the years ended January 30, 2005; February 1, 2004; and February 2, 2003 is as follows:

		2005	2004	2003
Store closure liability at beginning of year	$	18	146	76
Store closure expense (included in discontinued operations)		109	11	172
Payments		(20)	(139)	(102)
Store closure liability at end of year	$	107	18	146

(n) *Discontinued Operations*

The Company has determined that each store is a component of the entity and that for each closed store (i) the operations and cash flows of the component have been eliminated from the ongoing operations of the entity and (ii) the entity will not have any significant continuing involvement in the operations of the component after the store is closed. This is a result of the Company's stores being geographically disbursed. The results of operations for stores that have been closed by the Company (seven, eight, and five stores in fiscal years 2005, 2004, and 2003, respectively) have been reclassified to discontinued operations in the accompanying consolidated statements of operations for all periods presented.

(Continued)

(Dollars in thousands, except per share amounts)

(o) ***Stock-based Compensation***

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date, net earnings and net earnings per share would have been decreased to the pro forma amounts indicated in the table below:

		2005	2004	2003
Net earnings as reported	$	3,923	6,513	5,354
Pro forma stock-based employee compensation cost, net of tax		(29)	(109)	(215)
Pro forma net earnings	$	3,894	6,404	5,139
Earnings per share as reported:				
Basic	$	0.89	1.53	1.26
Diluted		0.88	1.50	1.23
Earnings, per share, pro forma:				
Basic		0.89	1.51	1.21
Diluted		0.87	1.47	1.18

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2003
Expected dividend yield	—
Expected stock price volatility	38.6
Risk-free interest rate	5.0
Expected life of options	5 years

The weighted average grant date fair value of options granted during fiscal 2003 is $5.23 per share. No options were issued during fiscal years 2005 and 2004.

(p) ***Future Accounting Pronouncement***

In December 2004, the Financial Accounting Standards Board adopted SFAS No. 123(R), *Share-Based Payment*, effective in the first quarter of fiscal 2007 for the Company. SFAS No. 123(R) supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Accordingly, the adoption of SFAS No. 123(R)'s fair value method will

(Continued)

(Dollars in thousands, except per share amounts)

have an impact on the Company's results of operations. The Company expects to adopt SFAS No. 123(R) during the first quarter of fiscal 2007; however, the Company has not yet determined the manner of adoption.

(2) Inventories

Inventories at January 30, 2005 and February 1, 2004 are stated at the lower of cost or net realizable value as determined under the LIFO method of accounting. Inventories at January 30, 2005 and February 1, 2004 are summarized as follows:

		2005	2004
FIFO cost:	$	130,707	132,914
Less markdown and other reserves		(626)	(658)
Less LIFO reserve		(595)	(595)
LIFO cost	$	129,486	131,661

(3) Credit Arrangements, Notes Payable, and Long-term Debt

The Company entered into a loan agreement with its lenders on April 15, 2002 that provides a revolving loan credit facility of up to $70,000 of long-term financing. The amount advanced (through a note or letters of credit) to the Company bears interest at (i) the prime rate plus a margin, as defined, which varies based on the amount outstanding (Base Loan) or (ii) based on the Euro dollar rate plus a margin, as defined, (Index Loan). The amount advanced is generally limited to 70% of eligible inventory, as defined. Advances are secured by a security interest in the Company's inventory. The loan agreement contains various restrictions that are applicable when outstanding borrowings reach certain thresholds, including limitations on additional indebtedness, acquisitions of assets, and payment of dividends. The loan agreement expires on April 15, 2006.

Notes payable outstanding at January 30, 2005 and February 1, 2004 under the revolving loan credit facility aggregated $4,023 and $4,958, respectively. The lender had also issued letters of credit aggregating $3,611 and $2,417, respectively, at such dates on behalf of the Company. The interest rates on outstanding borrowings at January 30, 2005 were 5.25%. The Company had additional borrowings available at January 30, 2005 under the revolving loan credit facility amounting to $62,366.

Long-term debt, exclusive of notes payable under the revolving loan credit facility as described above, at February 1, 2004 consisted of a 6.4% note payable, due in monthly installments through January 2005 in the amount of $533. The note was secured by equipment.

Interest expense on notes payable and long-term debt in fiscal 2005 and 2004 aggregated $522 and $659, respectively.

(Continued)

(Dollars in thousands, except per share amounts)

(4) Employee Benefits

The Company has a trusteed Profit Sharing Plan (the Plan) for the benefit of eligible employees. The Plan provides for an annual contribution of not more than 20% of earnings for the year before the profit sharing contribution and Federal and state income taxes, limited to 15% of the annual compensation of the participants in the Plan. Contributions by the Company vest with the participants over a seven-year period. The Company reserves the right to discontinue its contributions at any time. Expense arising from such Plan for fiscal 2005, 2004, and 2003 amounted to $420, $699, and $573, respectively.

(5) Leases

The Company is lessee under long-term capital leases expiring at various dates. The components of property under capital leases as of January 30, 2005 and February 1, 2004 are as follows:

	2005	2004
Buildings	$ 14,890	16,624
Fixtures	3,338	3,496
	18,228	20,120
Less accumulated amortization	15,682	17,041
Net property under capital leases	$ 2,546	3,079

The Company also has noncancelable operating leases, primarily for buildings that expire at various dates.

(Continued)

(Dollars in thousands, except per share amounts)

Future minimum lease payments under all noncancelable leases, together with the present value of the net minimum lease payments pursuant to capital leases, as of January 30, 2005 are as follows:

		Capital leases		Operating leases
Fiscal year:				
2006	$	1,339		11,023
2007		1,229		9,906
2008		1,014		8,298
2009		606		5,950
2010		493		4,375
Later years		1,760		25,882
Total minimum lease payments		6,441	$	65,434
Less amount representing interest		1,859		
Present value of net minimum lease payments		4,582		
Less current maturities		856		
Capital lease obligations, less current maturities	$	3,726		

Minimum payments have not been reduced by minimum sublease rentals of $20 under operating leases due in the future under noncancelable subleases. They also do not include contingent rentals, which may be paid under certain store leases on the basis of percentage of sales in excess of stipulated amounts. Contingent rentals applicable to capital leases amounted to $88, $87, and $82 for fiscal 2005, 2004, and 2003, respectively.

Interest on capital lease obligations in fiscal 2005, 2004 and 2003 aggregated $583, $672, and $754, respectively.

The following schedule presents the composition of total rent expense for all operating leases for fiscal 2005, 2004, and 2003:

		2005	2004	2003
Minimum rentals	$	10,973	11,053	10,441
Contingent rentals		967	872	744
Less sublease rentals		(58)	(68)	(157)
	$	11,882	11,857	11,028

(Continued)

(Dollars in thousands, except per share amounts)

(6) Income Taxes

The Company's income tax expense (benefit) consists of the following:

		2005	2004	2003
Income tax expense (benefit) allocated to continuing operations	$	2,223	2,691	3,068
Income tax expense (benefit) allocated to discontinued operations		(219)	136	38
Total income tax expense	$	2,004	2,827	3,106

Income tax expense (benefit) attributable to continuing operations for fiscal 2005, 2004, and 2003 consists of:

		Current	Deferred	Total
2005:				
Federal	$	2,910	(898)	2,012
State		384	(173)	211
	$	3,294	(1,071)	2,223
2004:				
Federal	$	3,045	(810)	2,235
State		618	(162)	456
	$	3,663	(972)	2,691

		Current	Deferred	Total
2003:				
Federal	$	2,237	354	2,591
State		406	71	477
	$	2,643	425	3,068

(Continued)

(Dollars in thousands, except per share amounts)

Income tax expense attributable to continuing operations was $2,223, $2,691, and $3,068 for fiscal 2005, 2004, and 2003, respectively, and differs from the amounts computed by applying the Federal income tax rate of 35% in 2005, 2004, and 2003 as a result of the following:

	2005	2004	2003
Computed "expected" tax expense	$ 2,302	3,112	2,928
State income taxes, net of the Federal income tax benefit	137	296	310
Adjustment for prior period taxes	—	(618)	—
Other, net	(216)	(99)	(170)
	$ 2,223	2,691	3,068

During fiscal year 2004, the Company, based on current information, analyzed its income tax liability account and determined that it was overaccrued with respect to certain matters arising in prior years. The Company reversed such overaccrual of approximately $618 during fiscal 2004. Approximately $200 of this adjustment was for previously unidentified state tax credits relating to prior years, which the Company became aware of in the fourth quarter of fiscal 2004.

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at January 30, 2005 and February 1, 2004 are presented below:

	2005	2004
Deferred tax assets:		
Capital leases	$ 779	881
Other liabilities	2,882	1,726
State net operating loss carryforwards	9	20
Total gross deferred tax assets	3,670	2,627
Less valuation allowance	(9)	(20)
Net deferred tax assets	3,661	2,607
Deferred tax liabilities:		
Inventories, principally due to differences in the LIFO reserve arising from a prior business combination accounted for as a purchase	2,412	2,358
Property and equipment, due to differences in depreciation and a prior business combination accounted for as a purchase	587	821
Other assets	226	63
Total gross deferred tax liabilities	3,225	3,242
Net deferred tax (asset) liability	$ (436)	635

(Continued)

(Dollars in thousands, except per share amounts)

At January 30, 2005, the Company has net operating loss carryforwards for state income tax purposes in various states aggregating $174, which are available to offset future state taxable income in those states, if any, expiring in fiscal 2006. The valuation allowance relates to the net operating loss (NOL) carryforwards.

(7) Stock Option Plan

The Company has a stock option plan under which options to purchase 500,000 shares of common stock may be granted to key employees. The plan provides that the option price shall not be less than the fair market value of the shares on the date of grant and that unexercised options expire five years from that date. The options become exercisable in equal amounts over a four-year period from the grant date. Information regarding options that were outstanding at January 30, 2005; February 1, 2004; and February 2, 2003 is presented below:

	Number of shares	Weighted average exercise price
Options outstanding, February 3, 2002	491,550	$ 9.42
Issued	65,000	12.50
Exercised	(117,475)	10.63
Canceled	(4,700)	11.46
Options outstanding, February 2, 2003	434,375	9.53
Issued	—	—
Exercised	(108,559)	8.00
Canceled	(43,845)	17.06
Options outstanding, February 1, 2004	281,971	8.94
Issued	—	—
Exercised	(180,263)	8.19
Canceled	(30,534)	8.44
Options outstanding, January 30, 2005	71,174	11.07

	Options outstanding			Options exercisable	
Exercise price	Number outstanding at January 30, 2005	Remaining contractual life	Exercise price	Number exercisable at January 30, 2005	Exercise price
$ 7.94	22,380	0.8	7.94	22,380	7.94
12.50	48,794	2.2	12.50	24,397	12.50

(Continued)

(Dollars in thousands, except per share amounts)

(8) Stockholders' Equity

The Company's board of directors has approved a plan to repurchase up to 1,411,000 shares of the Company's common stock (the Stock Repurchase Program). Purchases pursuant to the Stock Repurchase Program are to be made from time to time in the open market or directly from stockholders at prevailing market prices. The Stock Repurchase Program is anticipated to be funded with internally generated cash and borrowings under the credit facility. As of January 30, 2005, the Company had purchased and retired 1,084,600 shares of common stock for $8,869. All shares purchased by the Company under this program are retired.

(9) Earnings Per Share

The following is a reconciliation of the outstanding shares utilized in the computation of earnings per share:

	2005	2004	2003
Weighted average shares outstanding (basic)	4,391,538	4,243,441	4,235,911
Effect of dilutive options to purchase common stock	72,878	99,940	119,742
As adjusted for diluted calculation	4,464,416	4,343,381	4,355,653

Employee stock options of 101,000 for the year ended February 2, 2003 are not included in the computation of diluted earnings because to do so would have been antidilutive for the period. Such options were dilutive to basic earnings per share in subsequent years.

(10) Quarterly Financial Information (Unaudited)

Financial results by quarter are as follows:

	First quarter	Second quarter	Third quarter	Fourth quarter
2005:				
Net sales	$ 101,624	108,357	99,762	124,111
Gross margin	33,706	35,630	34,203	39,326
Earnings from continuing operations	709	1,239	202	2,203
Net earnings	687	1,187	(46)	2,095
Net earnings per share (a):				
Basic	0.16	0.27	(0.01)	0.47
Diluted	0.16	0.27	(0.01)	0.47

(Continued)

(Dollars in thousands, except per share amounts)

		First quarter	Second quarter	Third quarter	Fourth quarter
2004:					
Net sales	$	97,955	107,349	98,464	120,780
Gross margin		32,693	35,097	33,662	39,294
Earnings from continuing operations		622	1,352	517	3,709
Net earnings		558	1,599	523	3,833
Net earnings per share (a):					
Basic		0.13	0.38	0.12	0.89
Diluted		0.13	0.37	0.12	0.87

(a) Earnings per share amounts are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share in fiscal 2005 and fiscal 2004 does not equal the total computed for the year.

(b) The amounts shown for net sales, gross margin, and earnings from continuing operations for the first, second, and third quarters do not agree to previously reported amounts due to reclassifications that have been made for discontinued operations (see also note 1(n)).

(11) Fair Value of Financial Instruments

The Company has determined the fair value of its financial instruments in accordance with SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*. For long-term debt, the fair value is estimated by discounting the future cash flows at rates currently available for similar types of debt instruments. Such fair value approximated the carrying value of long-term debt at February 1, 2004. For notes payable under revolving loan credit facility, fair value approximates the carrying value due to the variable interest rate.

For all other financial instruments including cash, receivables, accounts payable, and accrued expenses, the carrying amounts approximate fair value due to the short maturity of those instruments.

(12) Related Party Transactions

Operating lease payments to related parties (board members and related companies) amounted to approximately $673, $679, and $683 in fiscal 2005, 2004, and 2003, respectively.

During fiscal 2005, 2004, and 2003, the Company paid a consulting firm $15, $270, and $178, respectively, to develop certain retailing initiatives. A board member of the Company has an ownership interest in the consulting firm.

(Continued)

(Dollars in thousands, except per share amounts)

(13) Subsequent Events

Subsequent to year-end, the Company announced that it would be closing 8 ALCO and 12 Duckwall stores. The Company anticipates that the aggregate cost to close these stores before income taxes will be in the range of $3,800 to $4,800. The 20 stores that are closing produced gross sales of $19,900 in fiscal year 2005.

On April 19, 2005, the Company reached an agreement with a significant stockholder to repurchase 399,362 shares of the Company's common stock for approximately $7,200. These shares will be retired.

(14) Business Operations and Segment Information

The Company's business activities include operation of ALCO Discount Stores in towns with populations that are typically less than 5,000 not served by other regional or national retail discount chains, and Duckwall variety stores that offer a more limited selection of merchandise, which are primarily located in communities of less than 2,500 residents.

For financial reporting purposes, the Company has established two operating segments: "ALCO Discount Stores" and "All other," which includes the Duckwall variety stores and other business activities, such as general office, warehouse, and distribution activities.

(Continued)

(Dollars in thousands, except per share amounts)

Segment Information

		2005	2004	2003
Net sales:				
ALCO Discount Stores	$	403,885	401,003	377,896
All other:				
External		33,443	32,984	32,750
Intercompany		234,284	234,806	227,053
	$	671,612	668,793	637,699
Depreciation and amortization:				
ALCO Discount Stores	$	4,060	4,265	4,073
All other		2,648	2,876	2,653
	$	6,708	7,141	6,726
Income (expense) from continuing operations:				
ALCO Discount Stores	$	35,087	35,219	33,428
All other		(27,550)	(25,121)	(23,672)
	$	7,537	10,098	9,756
Capital expenditures:				
ALCO Discount Stores	$	4,872	3,376	6,028
All other		1,673	899	1,594
	$	6,545	4,275	7,622
Identifiable assets:				
ALCO Discount Stores	$	125,620	128,637	127,847
All other		37,917	38,856	42,053
	$	163,537	167,493	169,900

Income from operations, as reflected in the above segment information, has been determined differently than income from operations in the accompanying consolidated statements of operations as follows:

Intercompany Sales

Intercompany sales represent transfers of merchandise from the warehouse to ALCO Discount Stores and Duckwall variety stores.

Intercompany Expense Allocations

General and administrative expenses incurred at the general office have not been allocated to the ALCO Discount Stores for purposes of determining income from operations for the segment information.

(Continued)

(Dollars in thousands, except per share amounts)

Warehousing and distribution costs, including freight applicable to merchandise purchases, have been allocated to the ALCO Discount Stores segment based on the Company's customary method of allocation for such costs (primarily as a stipulated percentage of merchandise purchases).

Inventories

Inventories are based on the FIFO method for segment information purposes and on the LIFO method for the consolidated statements of operations.

Leases

All leases are accounted for as operating leases for purposes of determining income from operations for purposes of determining the segment information for the ALCO Discount Stores, whereas capital leases are accounted for as such in the consolidated statements of operations.

Identifiable assets, as reflected in the above segment information, include cash and cash equivalents, receivables, inventory, property and equipment, and property under capital leases.

A reconciliation of the segment information to the amounts reported in the consolidated financial statements is presented below:

		2005	2004	2003
Net sales per above segment information	$	671,612	668,793	637,699
Intercompany elimination		(234,284)	(234,806)	(227,053)
Sales included in discontinued operations		(3,474)	(9,439)	(16,401)
Net sales per consolidated statements of operations	$	433,854	424,548	394,245

		2005	2004	2003
Income from continuing operations per above segment information	$	7,537	10,098	9,756
Property costs		—	—	85
Leases		269	179	133
Income from continuing operations per consolidated statements of operations	$	7,806	10,277	9,974

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None

ITEM 9A. CONTROLS AND PROCEDURES.

As of the end of the period covered by this report, an evaluation was carried out under the supervision and with the participation of our management, including our President and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of the evaluation, our President and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective in all material respects to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

There were no changes in our internal control over financial reporting that occurred during the year ended January 30, 2005 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

The Registrant's Proxy Statement to be used in connection with the Annual Meeting of Stockholders to be held on May 26, 2005, contains under the caption "Election of Directors" certain information required by Item 10 of Form 10-K, and such information is incorporated herein by this reference. The information required by Item 10 of Form 10-K as to executive officers is set forth in Item 1 of this Form 10-K. The Registrant's Proxy Statement to be used in connection with the Annual Meeting of Stockholders to be held on May 26, 2005, contains under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" certain information required by Item 10 of Form 10-K, and such information is incorporated herein by this reference. The Registrant's Proxy Statement also contains under the caption "Code of Ethics" certain information required by Item 10 of Form 10-K, and such information is incorporated herein by this reference.

ITEM 11. EXECUTIVE COMPENSATION.

The Registrant's Proxy Statement to be used in connection with the Annual Meeting of Stockholders to be held on May 26, 2005, contains under the caption "Executive Compensation and Other Information" the information required by Item 11 of Form 10-K, and such information is incorporated herein by this reference (except that the information set forth under the following subcaptions is expressly excluded from such incorporation: "Compensation Committee Report", "Audit Committee Report", and "Company Performance").

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The Registrant's Proxy Statement to be used in connection with the Annual Meeting of Stockholders to be held on May 26, 2005, contains under the caption "Ownership of Duckwall Common Stock" the information required by Item 12 of Form 10-K and such information is incorporated herein by this reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The Registrant's Proxy Statement to be used in connection with the Annual Meeting of Stockholders to be held on May 26, 2005, contains under the caption "Compensation Committee Interlocks and Related Party Transactions" the information required by Item 13 of Form 10-K and such information is incorporated herein by this reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The Registrant's Proxy Statement to be used in connection with the Annual Meeting of Stockholders to be held on May 26, 2005, contains under the caption "Ratification of Selection of Independent Accountants" the information required by Item 14 of Form 10-K and such information is incorporated herein by this reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Financial Statements, Financial Statement Schedules, and Exhibits

(1) Consolidated Financial Statements
The financial statements are listed in the index for Item 8 of this Form 10-K.

(b) Exhibits
The exhibits filed with or incorporated by reference in this report are listed below:

Number	Description
3.1	Amended and Restated Articles of Incorporation (filed as Exhibit 3(a) to Company's Registration Statement on Form S-1 and hereby incorporated herein by reference).
3.2	Certificate of Amendment to the Articles of Incorporation (filed as Exhibit 3(b) to Company's Annual Report on Form 10-K for the fiscal year ended January 29, 1995, and incorporated herein by reference) (filed as Exhibit 3(b) to Company's Annual Report on Form 10-K for the fiscal year ended January 29, 1995, and incorporated herein by reference.)
3.3	Bylaws (filed as Exhibit 3(b) to Company's Registration Statement on Form S-1 and hereby incorporated herein by reference).
4.1	Specimen Common Stock Certificates (filed as Exhibit 4.1 to Company's Registration Statement on Form S-1 and incorporated herein by reference).
4.2	Reference is made to the Amended and Restated Articles of Incorporation and Bylaws described above under 3(1) and 3(3), respectively (filed as Exhibit 4(a) to Company's Registration Statement on Form S-1 and hereby incorporated herein by reference).
4.3	Reference is made to the Certificate of Amendment to the Articles of Incorporation described above under 3(2) (filed as Exhibit 3(2) to Company's Annual Report on Form 10-K for the fiscal year ended January 29, 1995, and incorporated herein by reference).
4.4	Form of 10% Subordinated Notes (filed as Exhibit 4(c) to Company's Registration Statement on Form S-1 and herby incorporated herein by reference).
10.11	Employment Agreement dated December 28, 2000 between the Company and Glen L. Shank (filed as Exhibit 10.12 to the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2003 and hereby incorporated by reference).
10.12	Employment Agreement dated December 28, 2000 between the Company and James E. Schoenbeck (filed as Exhibit 10.12 to the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2003 and hereby incorporated by reference).
10.13	Employment Agreement dated December 28, 2000 between the Company and James R. Fennema (filed as Exhibit 10.13 to the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2003 and hereby incorporated by reference).
10.14	Employment Agreement dated December 28, 2000 between the Company and Richard A. Mansfield (filed as Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2003 and hereby incorporated by reference).

10.15 Employment Agreement dated December 28, 2000 between the Company and Tom L. Canfield, Jr. (filed as Exhibit 10.15 to the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2003 and hereby incorporated by reference).

10.16 Loan and Security Agreement, dated as of April 15, 2002, between the Company and Fleet Retail Finance Inc. (filed as Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2003 and hereby incorporated by reference).

10.17 Joinder Agreement and First Amendment to Loan and Security Agreement dated September 9, 2002 among the Company, Fleet Retail Finance Inc., and DA Good Buys, Inc. (filed as Exhibit 10.17 to the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2003 and hereby incorporated by reference).

10.18 Separation Agreement and Release, dated as of December 27, 2004, between the Company and Glen L. Shank.

10.19 Memorandum of Understanding, dated March 15, 2005 between the Company and Bruce C. Dale.

10.20 Stock Purchase Agreement dated April 19, 2005 with K&A Asset Management, LLC on behalf of Kenneth A. Macke Revocable Trust.

21.1 Amended and Restated List of Subsidiaries of the Company (filed as Exhibit 21.1 to the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2003 and hereby incorporated by reference).

23.1 Consent of Independent Auditors.

31.1 Certification of Chief Executive Officer of Duckwall-ALCO Stores, Inc. dated April 29, 2005, pursuant to Rule 13a-4(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2003.

31.2 Certification of Chief Financial Officer of Duckwall-ALCO Stores, Inc. dated April 29, 2005, pursuant to Rule 13a-4(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2003.

32.1 Certification of Chief Executive Officer of Duckwall-ALCO Stores, Inc, dated April 29, 2005, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, which is furnished with this Annual Report on Form 10-K for the year ended January 30, 2005 and is not treated as filed in reliance upon § 601(b)(32) of Regulations S-K.

32.2 Certification of Chief Financial Officer of Duckwall-ALCO Stores, Inc., dated April 29, 2005, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, which is furnished with this Annual Report on Form 10-K for the year ended January 30, 2005 and is not treated as filed in reliance upon § 601(b)(32) of Regulations S-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUCKWALL-ALCO STORES, INC.

by */s/ Bruce C. Dale*
Bruce C. Dale, President and Chief Executive Officer

Dated: April 29, 2005

Pursuant to the requirement of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature and Title	Date
/s/ Bruce C. Dale Bruce C. Dale President and Chief Executive Officer (Principal Executive Officer)	April 29, 2005
/s/ Richard A. Mansfield Richard A. Mansfield Vice President - Finance and Treasurer (Principal Financial and Accounting Officer)	April 29, 2005
/s/ Warren H. Gfeller Warren H. Gfeller Director	April 29, 2005
/s/ Dennis A. Mullin Dennis A. Mullin Director	April 29, 2005
/s/ Lolan C. Mackey Lolan C. Mackey Director	April 29, 2005
/s/ Jeffrey J. Macke Jeffrey J. Macke Director	April 29, 2005
/s/ Robert L. Ring Robert L. Ring Director	April 29, 2005

Several initiatives started in the Fourth Quarter of Fiscal 2005 will result in an improvement in our Return on Shareholder Equity and better position the Company for future growth.


HOT HITS

dicated employees our ALCO store in wton, Kansas

As we move into Fiscal 2006, our goal is to elevate performance in each and every area of our company. Several initiatives started in the Fourth Quarter of Fiscal 2005 will result in an improvement in our Return on Shareholder Equity and better position the Company for future growth. Those initiatives include:

- Converting selected stores to an expanded market concept, featuring consumable products and fresh food.
- Expanding the gift card business by offering on-line sales through our newly redesigned website.
- Developing and executing a strategy for future online sales.
- Implementing a new point of sale system, which will improve real time merchandising information, increase store operational efficiencies and deliver an improved in-store experience to the customer.
- Completing a comprehensive review of store procedures, merchandising and marketing efforts.
- Performing ongoing, comprehensive reviews of individual store performance to ensure that all stores meet minimum Return on Investment thresholds.
- Cleaning up seasonal inventory for more efficient inventory investment and a reduction of carryover costs.
- Reviewing profitability of every product category to eliminate non-productive categories.
- Updating the Company's technology, which will create savings in overhead, enhance employee productivity, provide better shrink control, improve product placement and selection, maximize inventory turn and enhance customer benefits.
- Expanding our efforts to reduce selling, general and administrative (SG&A) expenses with specific emphasis on corporate overhead, insurance, utilities, credit card fees and distribution costs.
- Reviewing the Company's capital structure for optimum use of shareholder capital.
- Aligning employee performance incentives with shareholder interests.
- Developing a five-year growth strategy.

The Company has built a solid reputation for its convenient locations, extensive product selection and friendly service.






SAVINGS



Bruce Dale
President and CEO

Duckwall-ALCO was founded in 1901 in Abilene, Kansas, by A.L. Duckwall as a general merchandising operation. A second store was added in Salina in 1906 and several others soon followed. In 1915, the Company incorporated its seven stores, and by 1937 Duckwall operated 40 stores, with 35 in Kansas and five in Colorado.

The Company operated as a small variety or "dime" store until 1968 when an emerging trend toward discount retailing started taking place, and the Company opened its first ALCO discount store.

In the 1980's, Duckwall-ALCO refined its strategy further to focus on expanding into smaller markets not served by other full-line retail discount chains.

Thanks to the hard work and the dedication of Duckwall-ALCO's talented employees, the Company has built a solid reputation for its convenient locations, extensive product selection and friendly service, while always remaining committed to maintaining its hometown values.

Much of the Company's growth over the last 10 years can be attributed to the solid leadership of long-time President and Chairman of the Board Glen Shank. Glen, who made a significant contribution to the Company, announced his retirement in late 2004, and we wish him well.

As we bid farewell to Glen, we welcome Bruce Dale who joined the company as President and Chief Executive Officer on March 28. Bruce brings to his new position 35 years of retailing experience with some of the country's leading merchandisers. We are confident Bruce has the talent and energy to improve current operational and financial performance and to be a key driver in the development and execution of our long-term strategy for growth.

With the support of a talented senior management team, the commitment of the Company's Board of Directors and the hard work of our dedicated employees, Duckwall-ALCO Stores has a very bright future ahead.


Levi's
VALUE

With the support of a talented senior management team, the commitment of the Company's Board of Directors and the hard work of our dedicated employees, Duckwall-ALCO Stores has a very bright future ahead.

DIRECTORS

Warren H. Gfeller - Chairman
Lolan C. Mackey
Dennis A. Mullin
Robert L. Ring
Jeffrey J. Macke

EXECUTIVE OFFICERS

Bruce C. Dale .... President and Chief Executive Officer
James E. Schoenbeck .... Senior Vice President - Operations
Richard A. Mansfield .... Vice President - Finance and Treasurer
Tom L. Canfield, Jr. .... Vice President - Administration and Distribution

OTHER SENIOR FINANCIAL OFFICER

David W. Mills .... Vice President - Controller

TRANSFER AGENT

UMB Bank, N.A.
928 Grand Avenue
P.O. Box 410064
Kansas City, MO 64141-0064
(816) 860-7761

INDEPENDENT AUDITORS

KPMG LLP
345 Riverview, Suite 100
Wichita, KS 67203
(316) 267-8341

STOCK LISTING

NASDAQ National Market tier of the NASDAQ Stock Market under the symbol DUCK

FORM 10-K REPORT

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission for the year-end January 30, 2005, including audited financial statements, is included in this Annual Report. Additional copies are available upon request. Requests should be directed to Charles E. Bogan, Duckwall-ALCO Stores, Inc., 401 Cottage, Abilene, KS 67410. A list of the excluded exhibits under Item 15 of Part IV of the Annual Report on Form 10-K can also be provided upon request.

ANNUAL MEETING

The Annual Meeting of the Stockholders of Duckwall-ALCO Stores, Inc. will be held at 10:00 a.m. CDT, Thursday, May 26, 2005, at the principal executive offices of the Company, located at 401 Cottage, Abilene, KS 67410.



Duckwall-ALCO Stores, Inc.
401 Cottage Avenue
Abilene, Kansas 67410-2832

www.duckwall.com
www.alcostores.com